

RE: 9/30/04


BUSINESS
INFORMATION SOLUTIONS

We know what you're looking for.

DATAWATCH CORPORATION
2004 Annual Report



DATAWATCH SENIOR MANAGEMENT TEAM

Left to right:
John H. Kitchen III, *Senior Vice President of Desktop and Server Solutions and Secretary*
H. Calvin G. MacKay, *Senior Vice President for Enterprise Software*
Alan R. MacDougall, *Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary*
Claude Reeves, *Vice President of Enterprise Applications*
Robert W. Hagger, *President and Chief Executive Officer*

COMPANY OVERVIEW

Datawatch Corporation is a software company that provides solutions for compliance, auditing, accounting, billing, customer service management and other business processes. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide.

Founded in 1985, Datawatch offer organizations the ability to transform, distribute and analyze data, integrate and reconcile almost every source of enterprise information, investigate and manage exceptions, meet various regulatory requirements, and more while leveraging their existing IT infrastructure.

Datawatch's portfolio of business information solutions includes Monarch, for desktop report and data mining; Datawatch|ES, a report archiving, distribution and analytics system; Monarch|RMS, web-based report mining and analytic software for customers with existing document management systems; Monarch Data Pump, a .NET-based ETL and information delivery tool; Datawatch|Researcher, for collaborative, documented research of enterprise content and metadata; VorteXML, for transforming existing business documents into valid XML; Visual|QSM, for comprehensive business process management (BPM) and customer service; and Visual|HD, a web-based collaborative portal for employee focused service functions.

Datawatch works with system integrators, resellers, consultants and independent software vendors who sell and support Datawatch products. Datawatch is an IBM Advanced Partner and a Microsoft Certified Partner. In addition, Datawatch works with OEM customers who embed Datawatch components and technologies in their own solutions.

Datawatch is headquartered in Lowell, Massachusetts, with sales offices in the UK, Germany, France and Australia. The company's stock trades in the NASDAQ Small Cap Market under the symbol DWCH.



Robert Hagger
President, CEO and Director

Dear Shareholders,

This past year was another period of solid progress for Datawatch. Revenues grew by 9% from $17,712,000 million in 2003 to $19,335,000 in 2004. Sales increases were achieved in all product lines. Desktop and Server products grew by 3% and Enterprise Solutions by 18%.

Net income grew by 28% to $1,085,000 in 2004 from $847,000 in 2003 and earnings per diluted share grew by 19% to $0.19 per share from $0.16 per share a year ago.

We increased sales and marketing expense by 24% during the year, to build a bigger and better sales force to support US and international growth plans. This investment reflects our confidence and enthusiasm for the company's product range, and our strong belief in the added value that our products bring to organizational productivity improvements.

The launch of a new subscription sales model was well received by the market. For a low monthly charge, instead of a large up front license fee, users can now gain access to large-scale information and process management systems, providing an even faster Return on Investment. A number of new customers were signed up in the year, providing an additional stream of recurring revenue for 2005 and beyond. Most new customers were signed during our last fiscal quarter, as interest in this model increased as the year progressed.

We generated over $1.6 million of cash from operations during the year and ended the year without any external debt. Our net cash position at year-end declined to $4.3 million, from $5.1 million at September 30 last year, as we invested $2.5 million to acquire Mergence Technologies Corporation in August 2004.

The acquisition of Mergence Technologies Corporation will provide a new revenue stream for 2005, as well as an exciting product extension for our current Enterprise offerings. As part of the transaction, we also acquired a very competent and cost-effective development team in the Philippines that will supplement our in-house and contract development resources.

In addition to these achievements, we remained solidly profitable for a third successive year, building a strong track record over a period of sometimes difficult and challenging market conditions.

Our emphasis on promoting Enterprise Solutions into specific vertical markets, in order to help solve specific business problems, appears to be paying dividends. We supported this new approach with a complete re-design of our website in the summer of 2004. Customers now better understand how Datawatch products and solutions can help them increase productivity in the workplace. All by visiting our website.

Continued investment in research, development and acquisition of report management technologies is resulting in Datawatch becoming a leader in enterprise content and business intelligence software. We are now able to help organizations manage and easily access large volumes of reports and other business process information. Whether it's structured data, such as legacy reports, or unstructured data such as email or Microsoft Office documents, we are improving business process and information access and delivery, providing significant productivity savings for our customers.

During fiscal 2004, we added to our capabilities of data mining from reports, with the ability to mine data at source, giving users the means to easily access and join data from disparate systems into new reports.

Our new product, Datawatch|Researcher, which we acquired with the Mergence Technologies purchase, searches inter-related data in multiple and disparate repositories, databases, documents and communications, and summarizes the results into auditable case records. These records can be shared by email or stored for corporate compliance. The product will be sold as a module to both the Datawatch Report Management and Service Management product suites and as a standalone solution.

Industry analysts Gartner Inc. projects the multi-billion dollar market for business intelligence and data warehousing to grow by a compound annual growth rate of 8.9% between 2002 and 2007. Gartner further predicts that content and document management software license revenue will see 10.7% percent compound annual growth from 2003 through 2008 to over 1.7 billion dollars. Datawatch is now set to take advantage of its unique position that blends both market areas to solve real world business problems. Our customer base of over 20,000 corporate customers, including a significant number of Fortune 500 companies, is an excellent entry point into this market opportunity.

In addition to extending our business intelligence offerings, we also expanded our technology capabilities and customer base in the service management space by product extensions to our Visual|QSM and Visual|HD products. Offerings range from an easy to deploy web-based Visual|Help Desk On-Line model, through to a full business process management suite, Visual|QSM. Our new data search software, Datawatch|Researcher, is also available as an additional module to Visual|QSM, providing users with the ability to search inter-related data sources and create case records for Service Management and Infrastructure Management. We have found that Datawatch|Researcher bridges the product gap between our Report Management and Service Management suite of products, building towards our vision of modular product integration for all Datawatch products. We have improved the scale and market coverage of our current products by increasing our direct sales force, partner channels, Internet sales and OEM arrangements. With our new product, Datawatch|Researcher, we have significantly extended the Datawatch product range and the capabilities of our products.

In summary, we were pleased by our financial results for the full fiscal year. Going into 2005, we have new products with an impressive development plan, good cash reserves and no debt. We also have a motivated team that's ready to grow the business. With an improving economic climate, Datawatch is well positioned to take advantage of the recovery as it unfolds, and we eagerly look forward to an exciting fiscal 2005.

I would like to recognize the outstanding work of the Datawatch employees this year. A great deal has been achieved in the US, in Australia, and in the UK and Europe. The level of commitment and dedication that we have to the company is outstanding, and will be the key to our success going forward.

I would also like to acknowledge contributions of our board of directors. We are fortunate to have such an experienced group of independent directors to help and advise us. Finally I would like to thank you, our shareholders, for your continued support of Datawatch Corporation.

Yours truly,



Robert Hagger
President, CEO and Director

SOLUTIONS & PRODUCTS OVERVIEW

Every organization strives for success in its particular industry by offering its customers superior products and service that the competition either can't or won't provide. How do companies deliver truly superior products and service, which separates winning companies from the also-rans? The answer often boils down to the simple fact that winning companies have a unique understanding and knowledge of their customers, their industry, and their operations. But that understanding and knowledge does not often come easy.

Datawatch is a technology company committed to helping organizations find, analyze and act upon the information they need to succeed.

Our solutions and products allow organizations to aggregate, distribute, share and analyze information across their enterprise, whether in the form of reports, documents or data, far more easily, more rapidly and less expensively than our competitors. Datawatch can also help organizations manage their business process and customer service functions with powerful solutions that are ready to run and require no expensive custom programming to work.

DATAWATCH SOLUTIONS

Datawatch understands that one size doesn't fit all and that deep business process knowledge is required to create answers to each organization's unique needs. So in addition to software that solves problems for a wide variety of industries and departments, Datawatch has created a portfolio of solutions created for specific vertical markets.

Some of the vertical solution offerings that Datawatch currently is providing customers include:

Healthcare

- Integrated patient records
- Revenue cycle management

Financial Services:

- Compliance & fraud detection
- Integrated customer view for cross selling and customer support
- Loan and credit card servicing

Government

- Freedom of Information Act support
- Budgeting and accounting reconciliation
- Case and record management

Datawatch Products

Business Intelligence/Enterprise Reporting/Data Transformation Solutions

Datawatch|ES is our web-based enterprise information portal, providing online report management and business intelligence all in one system. An excellent complement to existing ERP, healthcare, banking/brokerage and other systems, Datawatch|ES offers online report archival, distribution and programming-free business intelligence with complete security. Users can view reports through their browser by pointing and clicking; read and add online "sticky notes" to reports; save report sections as PDF; view report data as an online XML form; analyze data online, plus download the data to PDF, Excel, or a multidimensional data cube module for even further analysis.

Monarch|RMS is our web-based report mining and analysis solution that makes any traditional COLD, document or content management archiving system as accessible as a data warehouse without programming. Based on industry leading Monarch report mining technology, Datawatch|RMS (Report Mining Server) turns reports stored in any vendor's report management system into real, actionable data with just the click of the mouse. Whether to export to Excel for manipulation, summarize hundreds of megabytes of data into ten lines of totals or mine the data using dynamic OLAP-type tools, Datawatch|RMS provides the tools and results needed to open up the corporate data locked in stored, static reports.

Monarch is the world's leading report mining and data analysis desktop tool. Monarch can easily extract, analyze and export data from existing reports, without programming. It also puts an end to flipping through thick reports and rekeying data into spreadsheets, or waiting for help from IT to access needed data. Monarch Pro offers all of the functionality of Monarch plus lets users combine and import data from additional data sources, such as databases or spreadsheets, as well as extract data from HTML files.

Monarch Data Pump (MDP) provides powerful information delivery and data ETL (Extract, Transform, Load) capabilities in one automated solution, without programming. Combining Datawatch's Monarch Report Mining/Data Mining engine with the Microsoft .NET framework, MDP delivers a highly scalable and easily administered enterprise solution to acquire, combine, and monitor customized data, and deliver that data in a wide variety of formats, on an automatic, scheduled basis.

VorteXML Designer & Server quickly and automatically converts any structured ASCII/ANSI text data (such as reports, invoices, purchase orders, log files, HTML, etc.) generated from any system into valid XML for web services and more, using any DTD or Schema on an automated or ad hoc programming-free basis. VorteXML Designer provides users a visual interface that allows users to build and test re-useable profiles to extract, transform and map data from existing text documents into XML without programming. VorteXML Server provides a scalable, enterprise solution that automates the high-volume extraction and conversion of text documents into XML.

Integrated Content Management

Datawatch|Researcher is a .NET based content and data aggregation solution that searches inter-related data, documents, and communications scattered over multiple and disparate repositories including databases, document & content management systems, email repositories, the Internet and more. It then merges and analyzes the results into comprehensive actionable case records for easier compliance, auditing, accounting, and billing processes. DatawatchlResearcher increases productivity, reduces errors, enhances collaboration in conjunction with document management systems and business-process management software and integrates all data and related documents into an integrated online library of meaningful and accessible information.

Business Process Management & IT Support Solutions

Visual|QSM is used by Datawatch clients to provide world-class Business Process Management (BPM) and reliable support to their users and customers. Refined over 13 years, VisuallQSM is a ITIL Certified Service Management tool that delivers workflow and network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Highly adaptable, VisuallQSM concentrates on enhancing existing enterprise business processes ensuring that Service Level Agreements are met, changes are correctly and quickly implemented, and customers are highly satisfied.

Visual Help Desk (VisuallHD) leverages the IBM Lotus Domino platform to provide a best-in-class, web-based collaborative support or help desk solution for the IT, HR or any employee focused service function within an organization. Cost effective and easy to deploy, VisuallHD supports an organization's existing IT infrastructure. With the additional ability to utilize XML-based web services as well as the ability to integrate directly with IBM enterprise applications, VisuallHD delivers exceptional value for its users.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 000-19960

DATAWATCH CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**02-0405716**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

175 CABOT STREET
SUITE 503
LOWELL, MASSACHUSETTS 01854
(Address of principal executive office)
Telephone Number: (978) 441-2200

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

COMMON STOCK $0.01 PAR VALUE

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates: $17,987,405 (based on the closing price of the registrant's Common Stock of $5.15 per share on December 22, 2004 as reported by the NASDAQ SmallCap Market).

Number of shares of common stock outstanding at December 22, 2004: 5,303,344

Documents Incorporated By Reference

Registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended September 30, 2004. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

PART I

Item 1. BUSINESS

GENERAL

Datawatch Corporation (the "Company" or "Datawatch"), founded in 1985, is a provider of enterprise reporting, business intelligence, report mining, data transformation and service center software products that help organizations increase productivity, reduce costs and gain competitive advantages. Datawatch products are used in more than 20,000 companies, institutions and government agencies worldwide.

On August 11, 2004, the Company acquired 100% of the outstanding shares of Mergence Technologies Corporation ("Mergence") for an acquisition cost of $2,598,691 comprised of $2,500,000 in cash and direct costs of $98,691. The Mergence purchase agreement also includes a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of the revenues, as defined, of Mergence's Researcher product for a period of six years. Payment amounts will be expensed as a cost of revenue as the Researcher product is sold. Coincident with the acquisition, the Company renamed the acquired subsidiary Datawatch Technologies Corporation ("DTC") and consolidated the general and administrative functions into its headquarters in Lowell, but retained the DTC sales and support office in Rutherford, NJ to provide services to customers in the metropolitan NY area. DTC also has a software development and testing faciltity in the Philippines. The acquistion adds an ongoing revenue stream from the existing DTC products, principally iMergence iStore, and a new DTC product which Datawatch will market as Datawatch|Researcher.

During the first quarter of fiscal 2004, the Company introduced a subscription sales model for the sale of its enterprise products. The Company continues to offer its enterprise products through the sale of perpetual licenses and introduced the subscription pricing model to allows customers to begin using the Company's products at a lower initial cost of software acquisition. Subscription terms typically run 90 days or 24 months and automatically renew unless terminated with 90 days notice. During fiscal 2004, sales under the subscription model were not significant, however, customer interest in the model and revenues resulting from sales under the model increased through the fiscal year.

The Company is a Delaware corporation, with executive offices located at 175 Cabot Street, Lowell, Massachusetts 01854 and the Company's telephone number is (978) 441-2200.

PRODUCTS

Monarch - Datawatch is best known for its popular desktop report mining and business intelligence application called Monarch. More than 400,000 copies of Monarch have been sold, with localized versions in English, French, German and Spanish. Monarch transforms structured text files (reports, statements, etc.) into a live database that users can sort, filter, summarize, graph and export to other applications such as Microsoft Corporation's Excel or Access. Monarch Professional Edition lets users extract and work with data in HTML files, databases, spreadsheets and ODBC sources as well as reports.

Monarch Data Pump - Monarch Data Pump ("MDP") provides powerful information delivery and data ETL (Extract, Transform, Load) capabilities in one automated solution, without programming. Combining Datawatch's Monarch Report Mining/Data Mining engine with the Microsoft .NET framework, MDP delivers a highly scalable and easily administered enterprise solution to acquire, combine, and monitor customized data, and deliver that data in a wide variety of formats, on an automatic, scheduled basis.

Monarch|RMS - Monarch|RMS (Report Mining Server) is a web-based report mining and analysis solution that integrates with any existing COLD/ERM, document or content management archiving solution. Monarch|RMS opens up the corporate data locked in stored, static reports, enabling dynamic business-driven analysis of information in users' web browsers or favorite productivity tools with no programming.

Datawatch|ES - Datawatch|ES is a web-enabled business information portal, providing complete report management, business intelligence and content management, and the ability to analyze data within reports, all using just a web browser. Datawatch|ES allows organizations to quickly and easily deliver business intelligence and decision support, derived from existing reporting systems and other database sources, with no new programming or report writing. Datawatch|ES automatically archives report data and binary documents in an enterprise report and document warehouse and provides users a unified point of entry to view, analyze and share information over the Internet.

Datawatch|Researcher - Datawatch|Researcher, acquired as part of the Mergence Technologies Corporation acquisition during fiscal 2004, is a .NET based content and data aggregation solution that searches inter-related data, documents, and communications scattered over multiple and disparate repositories, then merges and analyzes the results into comprehensive actionable case records for easier compliance, auditing, accounting, and billing processes. Datawatch|Researcher increases productivity, reduces errors, enhances collaboration in conjunction with document management systems and business-process management software and integrates all data and related documents into an integrated online library of meaningful and accessible information.

Visual|QSM - Visual|QSM is a fully internet-enabled IT support solution that can scale from a basic help desk system to a full service center solution that incorporates workflow and network management capabilities and provides web access to multiple databases while enabling customers to interact via a standard browser. Visual|QSM, a market leader in Europe, also provides advanced service level management capabilities, integrated change management features, business process automation tools and one of the industry's easiest to learn and use interfaces.

Visual|Help Desk - Visual|Help Desk ("Visual|HD"), leverages the IBM Lotus Domino platform to provide a 100% web-based help desk and call center solution. Cost effective and easy to deploy, Visual|HD is an enterprise-wide support solution that supports an organization's existing IT infrastructure. Visual|HD has the additional ability to utilize XML-based Web Services as well as the ability to integrate directly with IBM enterprise applications.

VorteXML - VorteXML software quickly and easily converts any structured text output generated from any system into valid XML for web services and more using any DTD or XDR schema without programming. VorteXML dramatically speeds up and reduces the cost of enabling current applications for web services, implementing enterprise XML solutions, putting legacy output on the web (including bill presentment), and more. The VorteXML solution suite is comprised of two powerful software products that work together: **VorteXML Designer**, a desktop tool that provides users a visual interface that allows users to extract, transform and map data from existing text documents into XML without programming; and **VorteXML Server,** a scalable, high-volume server that automates the extraction and conversion of text documents into XML.

The Company also receives license royalties for its **iMergence iStore** product primarily from a provider of services to the financial services industry. iMergence iStore, which was acquired as part of the acquisition of Mergence Technologies Corporation during 2004, is a report management solution which manages computer-generated reports, mines the data contained in them, and allows users to interactively merge and transform them into new reports. This product is not being actively marketed to new customers at this time.

PRICING

The Company's desktop products are sold under single and multi-user licenses. A single user license for Monarch Standard Edition is priced at $635. Multi-user licenses for Monarch Standard Edition are typically priced from $300 to $535 per user, depending upon the number of users. A single user license for Monarch Professional Edition is priced at $765. Multi-user licenses for Monarch Professional Edition are typically priced from $415 to $665 per user, depending upon the number of users. A single user license for Monarch Data Pump Personal Edition is priced at $2,495 and Monarch Data Pump Server is typically priced at $7,999 per server. A single user license for VorteXML Designer is priced at $499 and VorteXML Server is typically priced at $7,999 per server.

The Company's report enterprise and service center products are primarily sold under server-based licenses with named-user and concurrent-user client licenses. An entry-level Monarch|RMS system is priced at $15,000, with typical configurations priced in the $25,000 to $40,000 range. Entry-level Datawatch|ES and Datawatch|Researcher systems are priced at approximately $30,000 and $40,000, respectively. Typical configurations are priced in the range of $60,000 to $450,000. An entry-level Visual|QSM system is priced at approximately $20,000. Typical configurations sell in the range of $35,000 to $200,000. An entry-level Visual|HD system sells for less than $10,000, with typical configurations priced in the $10,000 to $60,000 range. Maintenance agreements, training and implementation services are sold separately.

The Company also sells its Enterprise Software using a subscription model. Subscription terms typically run 90 days or 24 months and automatically renew unless terminated with 90 days notice. The subscription pricing does not include professional services beyond the installation of the software and such professional services are invoiced separately. Prices for Datawatch|ES and Datawatch|Researcher subscriptions typically range from approximately $1,750 to $7,000 per month. Visual|QSM subscriptions typically range from approximately $1,000 to $2,500 per month, and Visual|HD subscriptions typically range from $500 to $1,200 per month.

MARKETING AND DISTRIBUTION

Datawatch markets its products through a variety of channels in order to gain broad market exposure and to satisfy the needs of its customers. Datawatch believes that some customers prefer to purchase products through service-oriented resellers, while others buy on the basis of price, purchase convenience, and/or immediate delivery.

The Company is engaged in active direct sales of its products to end-users, including repeat and add-on sales to existing customers and sales to new customers. Datawatch utilizes direct mail, the Internet, telemarketing and direct personal selling to generate its sales.

Datawatch uses a variety of marketing programs to create demand for its products. These programs include advertising, cooperative advertising with reseller partners, direct mail, exhibitor participation in industry shows, executive participation in press briefings, Internet-based marketing and on-going communication with the trade press.

The Company offers certain of its resellers the ability to return obsolete versions of its products and slow-moving products for credit. Based on its historical experience relative to products sold to these distributors, the Company believes that its exposure to such returns is minimal. It has provided a provision for such estimated returns in the financial statements.

Datawatch warrants the physical disk media and printed documentation for its products to be free of defects in material and workmanship for a period of 30 to 90 days from the date of purchase depending on the product. Datawatch also offers a 30 day or 60 day money-back guarantee on certain of its products sold directly to end-users. Under the guarantee, customers may return purchased products within the 30 day or 60 day period for a full refund if they are not completely satisfied. To date, the Company has not experienced any significant product returns under its money-back guarantee.

During fiscal 2004, 2003 and 2002, one distributor, Ingram Micro Inc., represented approximately 20%, 19% and 18%, respectively, of the Company's total revenue. No other customer accounted for more than 10% of the Company's total revenue in fiscal 2004, 2003 or 2002. Datawatch's revenues from outside of the U.S. are primarily the result of sales through the direct sales force of its wholly owned subsidiary, Datawatch International Limited and its subsidiaries ("Datawatch International") and through international resellers. Such international sales, not including export sales from domestic operations, represented approximately 39%, 38% and 41% of the Company's total revenue for fiscal 2004, 2003 and 2002, respectively. See Note 13 to the Consolidated Financial Statements which appear elsewhere herein.

RESEARCH AND DEVELOPMENT

The Company believes that timely development of new products and enhancements to its existing products is essential to maintain strong positions in its markets. Datawatch intends to continue to invest significant amounts in research and product development to ensure that its products meet the current and future demands of its markets as well as to take advantage of evolving technology trends.

Datawatch's product development efforts are conducted through in-house software development engineers and by external developers. External developers are compensated either through royalty or commission payments based on product sales levels achieved or under contracts based on services provided. Datawatch has established long-term relationships with several development engineering firms, providing flexibility, stability and reliability in its development process.

Datawatch's product managers work closely with developers, whether independent or in-house, to define product specifications. The initial concept for a product originates from this cooperative effort. The developer is generally responsible for coding the development project. Datawatch's product managers maintain close technical control over the products, giving the Company the freedom to designate which modifications and enhancements are most important and when they should be implemented. The product managers and their staff work in parallel with the developers to produce printed documentation, on-line help files, tutorials and installation software. In some cases, Datawatch may choose to subcontract a portion of this work on a project basis to third-party suppliers under contracts. Datawatch personnel also perform extensive quality assurance testing for all products and coordinate external beta test programs.

Datawatch has a contractual agreement with the independent developer of Monarch, Monarch Data Pump and VorteXML which requires that source code be placed into escrow. The principal developer for these products is also bound by contractual commitments which require the developer's continuing involvement in product maintenance and enhancement. The Company has been granted exclusive worldwide rights to Monarch, Monarch Data Pump and VorteXML with a stated term expiring in the year 2009. On April 29, 2004, the Company, a subsidiary of the Company and this developer entered into an Option Purchase Agreement which gives Datawatch the right to purchase, in exchange for $8 million, the intellectual property rights of software code owned by the developer and used in Datawatch products Monarch, Monarch Data Pump, VorteXML, as well as certain other software components used in the Company's products. The Option Purchase Agreement can be exercised by the Company at any time during the 2 years following execution of the agreement. Monarch and Monarch Data Pump are trademarks of Datawatch Corporation and VorteXML is a registered trademark of Datawatch Corporation.

Other Datawatch products have been developed through in-house software development or by independent software engineers hired under contract. Datawatch maintains source code and full product control for these products, which include - Datawatch|ES, Visual|QSM, and Visual|HD products. Datawatch|ES, Visual|QSM, and Visual|HD are trademarks of Datawatch Corporation. Visual Help Desk is a registered trademark of Auxilor, Inc. ("Auxilor"), a wholly-owned subsidiary of Datawatch Corporation.

During fiscal 2004, the Company acquired Mergence Technologies Corporation which has a branch software development and testing office in the Philippines. Mergence, which was renamed Datawatch Technologies Corporation coincident with the acquisition, developed the iMergence iStore and Datawatch|Researcher products at its facilities in the United States and the Philippines prior to the acquisition. The Company expects to use the Philippines development branch as an alternative development facility for its other enterprise products. iMergence is a registered trademark of Datawatch Technologies Corporation.

BACKLOG

The Company's software products are generally shipped within three business days of receipt of an order. Accordingly, the Company does not believe that backlog for its products is a meaningful indicator of future business. The Company does maintain a backlog of services related to its Datawatch|ES, Visual|QSM, and Visual|HD business. While this services backlog will provide future revenue to the Company, the Company believes that it is not a meaningful indicator of future business.

COMPETITION

The software industry is highly competitive and is characterized by rapidly changing technology and evolving industry standards. Datawatch competes with a number of companies including BMC Software, Actuate Corporation, Mobius Management Systems, Inc. and others that have substantially greater financial, marketing and technological resources than the Company. Competition in the industry is likely to intensify as current competitors expand their product lines and as new competitors enter the market.

PRODUCT PROTECTION

Although Datawatch does not generally own patents on its software technologies, it relies on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements, and technical measures to protect its rights in its products. Despite these precautions, unauthorized parties may attempt to copy aspects of Datawatch's products or to obtain and use information that Datawatch regards as proprietary. Patent protection is not considered crucial to Datawatch's success. Datawatch believes that, because of the rapid pace of technological change in the software industry, the legal protections for its products are less significant than the knowledge, ability and experience of its employees and developers, the frequency of product enhancements and the timeliness and quality of its support services. Prior to its acquisition by Datawatch, Mergence started the process of obtaining patents on certain technology used in the Datawatch|Researcher product. Datawatch expects to continue the process of obtaining the patents on this technology. Datawatch believes that none of its products, trademarks, patents, and other proprietary rights infringe on the proprietary rights of third parties, but there can be no assurance that third parties will not assert infringement claims against it or its developers in the future.

PRODUCTION

Production of Datawatch's products involves the duplication of compact and floppy disks, and the printing of user manuals, packaging and other related materials. High volume compact disk duplication is performed by non-affiliated subcontractors, while low volume compact disk duplication is performed in-house. Floppy disk duplication is performed in-house with high-capacity disk duplication equipment. Printing work is also performed by non-affiliated subcontractors. To date, Datawatch has not experienced any material difficulties or delays in production of its software and related documentation and believes that, if necessary, alternative production sources could be secured at a commercially reasonable cost.

EMPLOYEES

As of December 10, 2004, Datawatch had 112 full-time and 9 contract, temporary or part-time employees, including 48 engaged in marketing, sales, and customer service; 32 engaged in product consulting, training and technical support; 16 engaged in product management, development and quality assurance; 22 providing general, administrative, accounting, and IT functions; and 3 engaged in software production and warehousing.

Item 2. PROPERTIES

The Company is currently headquartered in 20,492 square feet of leased office space in Lowell, Massachusetts. The lease expires in January 2006. The Company's Datawatch Technologies subsidiary is headquartered in New Jersey and leases serviced offices on an annual basis. The Company also maintains international sales and administrative offices in the United Kingdom and Australia, sales offices in France and Germany, and a software development and testing facility in the Philippines.

Item 3. LEGAL PROCEEDINGS

In May 2004, the Company was served with a charge of discrimination filed with the Massachusetts Commission Against Discrimination (MCAD) by a current employee. In addition to the Company, the employee has named an executive of the Company as well as the employee's former supervisor as defendants. The employee alleges that her former supervisor engaged in sexually harassing conduct. The employee accuses the executive of engaging in retaliation upon learning of the employee's complaint. The complaint was withdrawn from the MCAD in August 2004, with the stated intent of pursuing the claim in Superior Court in the state of Massachusetts. To date, the Company has not been notified of any further filing. Given the early stage and current status of the claim, the Company is unable to predict the ultimate outcome. The Company intends to vigorously defend the claims.

The Company is not party to any other litigation that management believes will have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Registrant's security holders during the last quarter of the fiscal year covered by this report.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and titles of the executive officers of the Company as of December 10, 2004 are as follows:

Robert W. Hagger	56	President, Chief Executive Officer and Director
John H. Kitchen, III	49	Senior Vice President of Desktop & Server Solutions and Secretary
Alan R. MacDougall	56	Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary
H. Calvin G. MacKay	60	Senior Vice President for Enterprise Software

Officers are elected by, and serve at the discretion of, the Board of Directors.

ROBERT W. HAGGER, President, Chief Executive Officer and Director. Mr. Hagger assumed the positions of President, Chief Executive Officer and Director on July 9, 2001. Prior thereto, and since November 1, 1997, Mr. Hagger was Senior Vice President of International Operations of the Company. Prior to that and since March 1997, Mr. Hagger was Managing Director of the Company's wholly-owned subsidiary Datawatch International Limited. Prior to joining Datawatch, from 1993 to March 1997, Mr. Hagger was founder and Managing Director of Insight Strategy Management Ltd. Prior to that he was Managing Director of Byrne Fleming Ltd.

JOHN H. KITCHEN, III, Senior Vice President of Desktop & Server Solutions and Secretary. Mr. Kitchen assumed the position of Senior Vice President of Desktop & Server Solutions on July 9, 2001. Prior thereto, and since July 2000, Mr. Kitchen was the Company's Vice President of Marketing. Prior to July 2000, and since March 1998, Mr. Kitchen was the Company's Director of Marketing. Prior to that, Mr. Kitchen was a marketing consultant to the Company.

ALAN R. MACDOUGALL, Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. MacDougall assumed the position of Senior Vice President of Finance on October 22, 2003. Prior thereto, and since December 16, 2000, Mr. MacDougall held the position of Vice President of Finance. Mr. MacDougall assumed the positions of Chief Financial Officer, Treasurer and Assistant Secretary on December 16, 2000. Prior thereto, and since October 1997, Mr. MacDougall was the Company's Corporate Controller. Prior to October 1997, and since June 1994, Mr. MacDougall was the Company's Director of Operations.

H. CALVIN G. MACKAY, Senior Vice President for Enterprise Software. Mr. MacKay assumed the position of Senior Vice President for Enterprise Software on July 9, 2001 and was elected an executive officer of the Company on December 1, 2001. Prior thereto, and since January 2001, Mr. MacKay was a marketing and sales consultant to the Company's wholly-owned subsidiary, Datawatch International Limited. Prior to January 2001, and since December 1998, Mr. MacKay acted as an advisor and consultant to several technology companies. From June 1996 to October 1998, Mr. MacKay served as Principal of Renoir and Rembrandt Consulting Ltd., a management consulting firm, and as the Chief Executive Officer of the firm's South East Asia operations.

Part II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Registrant's common stock is listed and traded on the Nasdaq SmallCap Market under the symbol DWCH. The range of high and low closing prices during each fiscal quarter for the last two fiscal years is set forth below:

For the Year Ended September 30, 2004	Common Stock High	Low
4th Quarter	4.690	3.010
3rd Quarter	6.875	3.910
2nd Quarter	5.905	2.815
1st Quarter	4.210	2.600

For the Year Ended September 30, 2003	Common Stock High	Low
4th Quarter	4.370	1.375
3rd Quarter	1.500	1.240
2nd Quarter	1.625	1.360
1st Quarter	1.820	1.435

There are approximately 140 shareholders of record as of December 22, 2004. The Company believes that the number of beneficial holders of common stock exceeds 2,000. The last reported sale of the Company's common stock on December 22, 2004 was at $5.15.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

The information set forth under the caption "Equity Compensation Plans" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004 is incorporated herein by reference.

Item 6. SELECTED FINANCIAL DATA

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges of approximately $763,000 for severance benefits and related costs for 42 terminated employees. Of these charges, $377,000 was paid during fiscal 2001 with the balance of $386,000 accrued as of September 30, 2001. Additional amounts of $12,000, $153,000 and $217,000, were paid during fiscal 2004, fiscal 2003 and fiscal 2002, respectively, leaving a balance of $4,000 accrued as of September 30, 2004. The total balance is expected to be fully paid by January 2005. During the second quarter of fiscal 2002, the Company approved and completed an additional restructuring undertaken to further improve efficiencies and reduce costs, which resulted in an additional restructuring charge of approximately $88,000 for severance benefits and related costs for four terminated employees. These charges were fully paid during fiscal 2002. During the first quarter of fiscal 2003, the Company approved and completed a restructuring undertaken to reduce costs related to its international operations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a restructuring charge of approximately $181,000 for severance benefits for five terminated employees and costs resulting from the cancellation of leases and the disposal of fixed assets related to a relocation to smaller facilities. The charges for this restructuring were fully paid in February 2003. At September 30, 2004 there was an additional accrued severance amount of approximately $1,000, which was not related to restructuring activities.

The following table summarizes the restructuring activity related to the Company's restructurings:

Fiscal 2001 Restructuring Charge	$ 763,000
Cash Payments - Fiscal 2001	(377,000)
Restructuring Reserve as of September 30, 2001	386,000
Fiscal 2002 Restructuring Charge	88,000
Cash Payments - Fiscal 2002	(305,000)
Restructuring Reserve as of September 30, 2002	169,000
Fiscal 2003 Restructuring Charge	181,000
Cash Payments - Fiscal 2003	(334,000)
Restructuring Reserve as of September 30, 2003	16,000
Cash Payments - Fiscal 2004	(12,000)
Restructuring Reserve as of September 30, 2004	$ 4,000

The following table sets forth selected consolidated financial data of the Company for the periods indicated. The selected consolidated financial data for and as of the end of the years in the five-year period ended September 30, 2004 are derived from the Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes which appears elsewhere in this Annual Report on Form 10-K.

Statements of Operations Data Years Ended September 30,	2004	2003	2002	2001	2000
Revenue	$19,335,146	$17,712,206	$19,440,743	$18,321,251	$22,368,637
Costs and Expenses	18,410,460	16,886,018	18,499,009	23,638,923	23,329,304
Income (Loss) from Operations	924,686	826,188	941,734	(5,317,672)	(960,667)
Income (Loss) from Continuing Operations	1,084,776	846,545	846,379	(5,385,051)	(1,002,097)
Discontinued Operations					
Income (Loss) from Guildsoft operations, net	-	-	-	(143,856)	12,468
Gain on sale of Guildsoft	-	-	17,096	413,013	-
Income from Discontinued Operations	-	-	17,096	269,157	12,468
Net Income (Loss)	$1,084,776	$ 846,545	$ 863,475	$(5,115,894)	$ (989,629)
Net Income (Loss) from Continuing Operations per Common Share:					
Basic	$0.21	$0.16	$0.17	$(1.12)	$(0.24)
Diluted	$0.19	$0.16	$0.16	$(1.12)	$(0.24)
Net Income (Loss) per Common Share:					
Basic	$0.21	$0.16	$0.17	$(1.07)	$(0.24)
Diluted	$0.19	$0.16	$0.16	$(1.07)	$(0.24)

Balance Sheet Data September 30,	2004	2003	2002	2001	2000
Total Assets	$12,628,794	$10,503,942	$9,454,466	$9,423,894	$13,572,817
Working Capital	2,547,879	3,407,639	2,022,702	596,136	4,339,237
Long-Term Obligations	125,373	3,115	12,795	126,121	-
Shareholders' Equity	6,435,929	5,138,115	4,060,212	2,985,289	6,866,891

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements of Datawatch and its subsidiaries which appear elsewhere in this Annual Report on Form 10-K.

GENERAL

Datawatch is engaged in the design, development, manufacture, marketing, and support of business computer software primarily for the Windows-based market. Its products address the enterprise reporting, business intelligence, data replication, service management and help desk markets.

Datawatch's principal products are: Monarch, a desktop report mining and business intelligence application that lets users extract and manipulate data from ASCII report files or HTML files produced on any mainframe, midrange, client/server or PC system; Monarch Data Pump, a data replication and migration tool that offers a shortcut for populating and refreshing data marts and data warehouses, for migrating legacy data into new applications and for providing automated delivery of reports in a variety of formats via email; Monarch|RMS, a web-based report mining and analysis solution that integrates with any existing COLD/ERM, document or content management archiving solution; Datawatch|ES, a web-enabled business information portal, providing complete report management, business intelligence and content management, and the ability to analyze data within reports derived from existing reporting systems with no new programming or report writing; Datawatch|Researcher, a .NET based content and data aggregation solution that searches inter-related data, documents, and communications scattered over multiple and disparate repositories, then merges and analyzes the results into comprehensive actionable case records; Visual|QSM, a fully internet-enabled IT support solution that incorporates workflow and network management capabilities and provides web access to multiple databases via a standard browser; Visual|Help Desk or Visual|HD, a web-based help desk and call center solution operating on the IBM Lotus Domino platform; and VorteXML, a data transformation product for the emerging XML market that easily and quickly converts structured text output from any system into valid XML for web services and more using any DTD or XDR schema without programming.

On August 11, 2004, Datawatch acquired 100% of the shares of Mergence Technologies Corporation in exchange for $2.5 million in cash. The purchase agreement also included a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of revenue, as defined, of the Datawatch|Researcher product for a period of six years. The activities of Mergence from August 11, 2004 are consolidated into the Company's consolidated financial statements. See Note 2 to the Consolidated Financial Statements which appear elsewhere herein for more detailed financial information on the acquisition of Mergence.

On October 16, 2002, Datawatch acquired 100% of the shares of Auxilor, Inc., in exchange for $127,000 in cash and 29,528 shares of Datawatch common stock valued at approximately $50,000. The purchase agreement also included an earn-out clause, which provided for a cash payout equal to 10% of the sales of Auxilor products in fiscal 2003. The activities of Auxilor from October 1, 2002 to October 16, 2002 are not consolidated into the Company's consolidated financial statements and are not significant. See Note 2 to the Consolidated Financial Statements which appear elsewhere herein for more detailed financial information on the acquisition of Auxilor.

CRITICAL ACCOUNTING POLICIES

In the preparation of financial statements and other financial data, management applies certain accounting policies to transactions that, depending on choices made by management, can result in various outcomes. In order for a reader to understand the following information regarding the financial performance and condition of the Company, an understanding of those accounting policies is important. The Company's accounting policies are set forth in the Notes to the Consolidated

Financial Statements, which are included in Item 15. Certain of those policies are comparatively more important to the Company's financial results and condition than others. The policies that the Company believes are most important for a reader's understanding of the financial information are described below.

Revenue Recognition, Allowance for Doubtful Accounts and Returns Reserve

The Company has two types of software product offerings: Enterprise Software and Desktop and Server Software. Enterprise Software products are generally sold directly to end-users. The Company sells its Desktop and Server Software products directly to end-users and through distributors and resellers. Sales to distributors and resellers accounted for approximately 29%, 29% and 27%, respectively, of total sales for the fiscal years ended September 30, 2004, 2003 and 2002. Revenue from the sale of all software products is generally recognized at the time of shipment, provided there are no uncertainties surrounding product acceptance, the fee is fixed or determinable, collection is considered probable, persuasive evidence of the arrangement exists and there are no significant obligations remaining. Both types of the Company's software product offerings are "off-the-shelf" as such term is defined by Statement of Position No. 97-2, "Software Revenue Recognition." The Company's products are relatively straightforward and the software can be installed and used by customers on their own with little or no customization required. Multi-user licenses marketed by the Company are sold as a right to use the number of licenses and license fee revenue is recognized upon delivery of all software required to satisfy the number of licenses sold. Upon delivery, the licensing fee is payable without further delivery obligations of the Company.

Desktop and Server Software products are generally not sold in multiple element arrangements. Accordingly, the price paid by the customer is considered the vendor specific objective evidence ("VSOE") of fair value for those products.

Enterprise Software sales are generally multiple element arrangements which include software license deliverables, professional services and post-contract customer support. In such multiple element arrangements, the Company applies the residual method in determining revenue to be allocated to a software license. In applying the residual method, the Company deducts from the sale proceeds the VSOE of fair value of the services and post-contract customer support in determining the residual fair value of the software license. The VSOE of fair value of the services and post-contract customer support is based on the amounts charged for these elements when sold separately. Professional services include implementation, integration, training and consulting services with revenue recognized as the services are performed. These services are generally delivered on a time and materials basis, are billed on a current basis as the work is performed, and do not involve modification or customization of the software or any other unusual acceptance clauses or terms. Post-contract customer support is typically provided under a maintenance agreement which provides technical support and rights to unspecified software maintenance updates and bug fixes on a when-and-if available basis. Revenue from post-contract customer support services is deferred and recognized ratably over the contract period (generally one year). Such deferred amounts are recorded as part of deferred revenue in the Company's Consolidated Balance Sheets included elsewhere herein.

The Company also sells its Enterprise Software using a subscription model. At the time a customer enters into a binding agreement to purchase a subscription, the customer is invoiced for an initial term of the subscription (generally ninety days) and an account receivable and deferred revenue are recorded. Beginning on the date the software is installed at the customer site and available for use by the customer, the deferred revenue amount is recognized ratably over the initial term of the agreement provided all other criteria for revenue recognition are met. Following the initial term, the customer is invoiced for each subsequent term (generally ninety days), once again resulting in an account receivable and deferred revenue being recorded. The deferred revenue is then recognized ratably over such subsequent term.

The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 90 days from the date of purchase. Certain software products, including desktop versions of Monarch, Monarch Data Pump, and VorteXML sold directly to end-users, include a guarantee under which such customers may return products within 30 to 60 days for a full refund. Additionally, the Company provides its distributors with stock-balancing rights and applies the guidance found in SFAS No. 48, "Revenue Recognition when Right of Return Exists." Revenue from the sale of software products to distributors and resellers is recognized at the time of shipment providing all other criteria for revenue recognition as stated above are met and (i) the distributor or reseller is unconditionally obligated to pay for the products, including no contingency as to product resale, (ii) the distributor or reseller has independent economic substance apart from the Company, (iii) the Company is not obligated for future performance to bring about product resale, and (iv) the amount of future returns can be reasonably estimated. The Company's experience and history with its distributors and resellers allows for reasonable estimates of future returns. Among other things, estimates of potential future returns are made based on the inventory levels at the various distributors and resellers, which the Company monitors frequently. Once the estimates of potential future returns from all sources are made, the Company determines if it has adequate returns reserves to cover anticipated returns and the returns reserve is adjusted as required. Adjustments are recorded as increases or decreases in revenue in the period of adjustment. Actual returns have historically been within the range estimated by the Company. For the fiscal years ended September 30, 2004, 2003 and 2002 changes to and ending balances of the returns reserve were approximately as follows:

	2004	2003	2002
Returns Reserve Balance - Beginning of Year	$ 213,000	$ 285,000	$ 245,000
Amounts Accrued for the Returns Reserve	165,000	379,000	255,000
Returns Applied Against the Returns Reserve	192,000	451,000	215,000
Returns Reserve Balance - End of Year	$ 186,000	$ 213,000	$ 285,000

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company analyzes accounts receivable and the composition of the accounts receivable aging, historical bad debts, customer creditworthiness, current economic trends, foreign currency exchange rate fluctuations and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based upon the analysis and estimates of the uncollectibility of its accounts receivable, the Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. Actual results could differ from the allowances for doubtful accounts recorded, and this difference may have a material effect on the Company's financial position and results of operations. For the fiscal years ended September 30, 2004, 2003 and 2002, changes to and ending balances of the allowance for doubtful accounts were approximately as follows:

	2004	2003	2002
Allowance for Doubtful Accounts Balance - Beginning of Year	$ 230,000	$ 260,000	$ 317,000
Additions to the Allowance of Doubtful Accounts	105,000	120,000	48,000
Amounts Applied Against the Allowance for Doubtful Accounts	105,000	150,000	105,000
Allowance for Doubtful Accounts Balance - End of Year	$ 230,000	$ 230,000	$ 260,000

Capitalized Software Development Costs

The Company capitalizes certain software development costs as well as purchased software upon achieving technological feasibility of the related products. Software development costs incurred and software purchased prior to achieving technological feasibility are charged to research and development expense as incurred. Commencing upon initial product release, capitalized costs are amortized to cost of software licenses and subscriptions using the straight-line method over the estimated life (which approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product), generally 24 to 72 months. For the fiscal years ended September 30, 2004, 2003 and 2002 amounts related to capitalized software development costs and purchased software were approximately as follows:

	2004	2003	2002
Capitalized Software Balance - Beginning of Year	$ 697,000	$ 962,000	$ 1,084,000
Capitalized Software Development Costs	191,000	109,000	272,000
Capitalized Purchased Software	520,000	124,000	-
Amortization of Capitalized Software Development Costs and Purchased Software	471,000	498,000	394,000
Capitalized Software Balance - End of Year	$ 937,000	$ 697,000	$ 962,000

Foreign Currency Translations

Assets and liabilities of the Company's foreign subsidiaries, which are principally located in the UK and Australia, are translated into U.S. dollars at rates in effect at each balance sheet date. Revenues, expenses and cash flows are translated into U.S. dollars at average rates prevailing when transactions occur. The related translation adjustments are reported as a separate component of shareholders' equity under the heading "Accumulated Other Comprehensive Loss." Accumulated other comprehensive loss reported in the consolidated balance sheets consists only of foreign currency translation adjustments. At the fiscal years ended September 30, 2004 and 2003, the accumulated foreign currency translation loss totaled approximately $318,000 and $403,000, respectively. The Company does not currently engage in foreign currency hedging activities.

Income Taxes

The Company has deferred tax assets related to net operating loss carryforwards and tax credits that expire at different times through and until 2020. Significant judgment is required in determining the Company's provision for income taxes, the carrying value of deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. Factors such as future reversals of deferred tax assets and liabilities, projected future taxable income, changes in enacted tax rates and the period over which the Company's deferred tax assets will be recoverable are considered in making these determinations. The Company's domestic operations have been profitable during the past three years while international operations have continued to generate operating losses. During fiscal 2004, the Company increased sales and marketing expense by approximately 24% and introduced a subscription sales model, both of which could have an adverse effect on profitability in the near term. Accordingly, management does not believe the deferred tax assets are more likely than not to be realized and a full valuation allowance, previously provided against the deferred tax assets, continues to be provided. Management evaluates the realizability of the deferred tax assets quarterly and, if current economic conditions change or future results of operations are better than expected, future assessments may result in the Company concluding that it is more likely than not that all or a portion of the deferred tax assets are realizable. If this conclusion were reached, the valuation allowance against deferred tax assets would be reduced resulting in a tax benefit being recorded for financial reporting purposes.

RESULTS OF OPERATIONS

Fiscal Year Ended September 30, 2004 as Compared to
Fiscal Year Ended September 30, 2003

Revenue from continuing operations for the fiscal year ended September 30, 2004 was $19,335,000, which represents an increase of $1,623,000 or approximately 9% from revenue of $17,712,000 for the fiscal year ended September 30, 2003. For fiscal 2004 Monarch (including Monarch Data Pump and VorteXMLand Redwing), Visual|QSM and Visual|HD, and Datawatch|ES (including Monarch|RMS and iMergence iStore) sales accounted for 56%, 30% and 14% of total revenue, respectively, as compared to 59%, 29% and 12%, respectively, for fiscal 2003.

Software license and subscription revenue for the fiscal year ended September 30, 2004 was $12,442,000 or approximately 64% of total revenue, as compared to $12,210,000 or approximately 69% of total revenue for the fiscal year ended September 30, 2003. This represents an increase of $232,000 or approximately 2% from fiscal 2003 to fiscal 2004. In fiscal 2004, Datawatch|ES license and subscription revenue increased by $276,000 ($58,000 was iMergence iStore revenue resulting from the Mergence acquisition for the period August 11, 2004 through September 30, 2004) and Monarch license revenue (including Monarch Data Pump and VorteXML) increased by $241,000, when compared to fiscal 2003. These increases were partially offset by a decrease in Visual|QSM and Visual|HD license revenue of $285,000 (Visual|QSM license and subscription revenue decreased by $276,000 and Visual|HD license and subscription revenue decreased by $9,000). The Company attributes the increases in Datawatch|ES and Monarch software license and subscription revenue to increased capital spending in fiscal 2004 resulting from an improved domestic economic outlook and the decrease in Visual|QSM and Visual|HD software license and subscription revenue to increased competitive pressure to reduce product pricing for products in that mature market.

Maintenance and services revenue for the fiscal year ended September 30, 2004 was $6,893,000 or approximately 36% of total revenue, as compared to $5,502,000 or approximately 31% of total revenue for the fiscal year ended September 30, 2003. This represents an increase of $1,391,000 or approximately 25% from fiscal 2003 to fiscal 2004. This increase is primarily attributable to increases in Visual|QSM and Visual|HD maintenance and services revenue of $1,012,000, Datawatch|ES (including Monarch|RMS and iMergence iStore) maintenance and services revenue of $320,000 and Monarch maintenance and services revenue of $58,000. The increase in Visual|QSM and Visual|HD maintenance and services revenue is the result of increases in both professional services (increase of $843,000) and maintenance (increase of $169,000) revenues. The increase in Datawatch|ES maintenance and services revenue is also the result of increases in both professional services (increase of $215,000) and maintenance (increase of $105,000) revenues. The Company attributes the increases in maintenance and services revenue to continued customer loyalty resulting in increased demand for professional services due to upgrades and expanded use of the Company's products and a high percentage of maintenance renewals. Additionally, the Datawatch|ES revenue includes iMergence iStore services revenue of $116,000 resulting from the Mergence acquisition (professional services revenue of $110,000 and maintenance revenue of $6,000) for the period from August 11, 2004 to September 30, 2004.

Cost of software licenses and subscriptions for the fiscal year ended September 30, 2004 was $2,583,000 or approximately 21% of software license and subscription revenues, as compared to $2,563,000 or approximately 21% of software license revenues for the fiscal year ended September 30, 2003.

Cost of maintenance and services for the fiscal year ended September 30, 2004 was $2,710,000 or approximately 39% of maintenance and service revenues, as compared to $2,369,000 or approximately 43% of maintenance and service revenues, for the fiscal year ended September 30, 2003. While gross margins on maintenance and services improved in fiscal 2004 when compared to fiscal 2003, overall costs increased primarily due to the use of third-party consultants to supplement the Company's internal consulting and training staff in revenue-generating activities (increase of $217,000) and increased technical support staff salaries and related expenses (increase of $133,000).

Sales and marketing expenses were $7,629,000 for the fiscal year ended September 30, 2004, which represents an increase of $1,500,000, or approximately 24%, from $6,129,000 for the fiscal year ended September 30, 2003. This increase is primarily attributable to increased sales staff salaries and related expenses (increase of $1,409,000) and increased marketing expenses for lead generation (increase of $168,000), trade show expense (increase of $49,000) and web site development (increase of $44,000), partially offset by a decrease in advertising expenses (decrease of $166,000).

Engineering and product development expenses were $1,452,000 for the fiscal year ended September 30, 2004, which represents a decrease of $55,000 or approximately 4% from $1,507,000 for the fiscal year ended September 30, 2003. This decrease is attributable to reduced engineering and development expenses related to the Visual|HD product (decrease of $128,000) and decreased costs for employee severance payments (decrease of $90,000), partially offset by increased development costs outsourced to third party developers (increase of $172,000). During fiscal 2004, the Company capitalized $191,000 in software development costs. This compares to $109,000 capitalized during fiscal 2003. This increase in capitalized costs is primarily due to increased capitalized costs associated with development projects to increase the functionality and improve the performance of the Company's enterprise products.

General and administrative expenses were $4,037,000 for the fiscal year ended September 30, 2004, which represents a decrease of $100,000 or approximately 2% from $4,137,000 for the fiscal year ended September 30, 2003. This decrease is primarily attributable to reductions in international general and administrative expenses (decrease of $118,000).

As a result of the foregoing, income before income taxes for the year ended September 30, 2004 was $958,000, which compares to income before taxes of $852,000 for the year ended September 30, 2003. In 2004, the Company recorded a benefit for income taxes of approximately $126,650 which included the recognition of a $148,000 reduction in the valuation allowance as a result of realizing the tax benefit of certain of the Company's deferred tax assets due to deferred tax liabilities associated with the Mergence acquisition, partially offset by the recording of a provision for income taxes primarily due to an estimated federal tax liability for alternative minimum tax due. In fiscal 2003, the Company recorded a provision for income taxes of $5,500, primarily due to an estimated federal tax liability for alternative minimum tax due. No tax benefits or provisions were recorded in either fiscal 2004 or fiscal 2003 in any other jurisdiction due to the Company's current estimate that it will not be in a significant taxable position in any other jurisdiction owing primarily to the availability of loss carryforwards for which valuation allowances had previously been provided. At September 30, 2004, the Company had federal tax loss carryforwards available to offset future taxable income of approximately $5 million (plus approximately $2 million in state tax loss carryforwards and $6 million in tax loss carryforwards in foreign jurisdictions); a full valuation reserve has been established against these assets as uncertainty continues to exist regarding the Company's ability to generate sufficient future taxable income for the utilization of these losses and the Company has determined that it is not more likely than not that future taxable income will be sufficient to realize a tax benefit from its loss carryforwards.

Net income for the year ended September 30, 2004 was $1,085,000, which compares to net income of $847,000 for the year ended September 30, 2003.

Fiscal Year Ended September 30, 2003 as Compared to Fiscal Year Ended September 30, 2002

Revenue from continuing operations for the fiscal year ended September 30, 2003 was $17,712,000, which represents a decrease of $1,729,000 or approximately 9% from revenue of $19,441,000 for the fiscal year ended September 30, 2002. For fiscal 2003 Monarch, Visual|QSM and Visual|HD, and Datawatch|ES sales accounted for 59%, 29% and 12% of total revenue, respectively, as compared to 59%, 26% and 15%, respectively, for fiscal 2002.

Software license and subscription revenue for the fiscal year ended September 30, 2003 was $12,210,000 or approximately 69% of total revenue, as compared to $13,814,000 or approximately 71% of total revenue for the fiscal year ended September 30, 2002. This represents a decrease of $1,604,000 or approximately 12% from fiscal 2002 to fiscal 2003. In fiscal 2003, Datawatch|ES license revenue decreased by $911,000 and Monarch license revenue (including Monarch Data Pump, VorteXML and Redwing) decreased by $909,000 when compared to fiscal 2002. These decreases were partially offset by an increase in Visual|QSM and Visual|HD license revenue of $216,000 (Visual|HD license revenue increased by $232,000 and Visual|QSM license revenue decreased by $16,000). The Company attributes the decreases in software license and subscription revenue to concerns regarding the possible effects of war and terrorism on an uncertain worldwide economy and the resulting reduction in corporate spending on software solutions.

Maintenance and services revenue for the fiscal year ended September 30, 2003 was $5,502,000 or approximately 31% of total revenue, as compared to $5,627,000 or approximately 29% of total revenue for the fiscal year ended September 30, 2002. This represents a decrease of $125,000 or approximately 2% from fiscal 2002 to fiscal 2003. This decrease is primarily attributable to a net decrease for Visual|QSM maintenance and services revenue of $386,000 and a net decrease in Monarch maintenance and services revenue of $101,000. This was partially offset by Visual|HD and Datawatch|ES maintenance and services revenue increases of $219,000 and $143,000, respectively. The decrease in Visual|QSM maintenance and services revenue is the result of reduced revenue from the Company's Visual|QSM professional services (decrease of $570,000), partially offset by increased Visual|QSM maintenance revenue (increase of $184,000 for fiscal 2003). The increase in Datawatch|ES maintenance and services revenue is the result of increased revenue from Datawatch|ES maintenance (increase of $228,000) partially offset by reduced revenue from Datawatch|ES professional services (decrease of $85,000). The Company believes the lower professional services revenues are the result of a reduced demand for such services due to a weakened worldwide economy. The Company attributes the increased maintenance revenues to increasing customer loyalty for its products, resulting in a higher percentage of maintenance contract renewals.

Cost of software licenses for the fiscal year ended September 30, 2003 was $2,563,000 or approximately 21% of software license revenues, as compared to $2,795,000 or approximately 20% of software license revenues for the fiscal year ended September 30, 2002. This decrease of $232,000 is primarily attributable to decreased software license sales during fiscal 2003 as compared to fiscal 2002, especially those for Datawatch|ES which has a substantially higher cost of royalties than the Company's other products.

Cost of maintenance and services for the fiscal year ended September 30, 2003 was $2,369,000 or approximately 43% of maintenance and service revenues, as compared to $2,679,000 or approximately 48% of maintenance and service revenues, for the fiscal year ended September 30, 2002. This decrease of $310,000 is primarily attributable to reductions in services headcount and related expenses.

Sales and marketing expenses were $6,129,000 for the fiscal year ended September 30, 2003, which represents a decrease of $768,000, or approximately 11%, from $6,897,000 for the fiscal year ended September 30, 2002. This decrease is primarily attributable to decreases in marketing expenses for direct mail (decrease of $395,000), lead generation (decrease of $250,000) and advertising (decrease of $152,000), partially offset by an increase in show expense (increase of $28,000).

Engineering and product development expenses were $1,507,000 for the fiscal year ended September 30, 2003, which represents an increase of $231,000 or approximately 18% from $1,276,000 for the fiscal year ended September 30, 2002. This increase is attributable to engineering and development expenses of $167,000 related to the Visual|HD product acquired in the Auxilor purchase during fiscal 2003 and increased severance charges for product development personnel totaling $90,000. During fiscal 2003, the Company capitalized $233,000 in purchased software and software development costs. This compares to $272,000 capitalized during fiscal 2002. This decrease in capitalized costs is due to reduced capitalized costs associated with a development project for a new version of Visual|QSM which was completed during the Company's fiscal 2003 second quarter.

General and administrative expenses were $4,137,000 for the fiscal year ended September 30, 2003, which represents a decrease of $627,000 or approximately 13% from $4,764,000 for the fiscal year ended September 30, 2002. This decrease is attributable to reductions in international general and administrative expenses.

As a result of the foregoing, the income from continuing operations for the year ended September 30, 2003 was $847,000, which compares to income from continuing operations of $846,000 for the year ended September 30, 2002. The Company recorded a provision for income taxes of $5,500 in fiscal 2003 primarily due to an estimated federal tax liability for alternative minimum tax due, while in fiscal 2002, no benefit or provision for income taxes was recorded. No further tax benefits or provisions were recorded in either fiscal 2003 or fiscal 2002 due to the Company's current estimate that it will not be in a significant taxable position in any jurisdiction owing primarily to the availability of loss carryforwards for which valuation allowances had previously been provided. At September 30, 2003, the Company had federal tax loss carryforwards available to offset future taxable income of approximately $7 million (plus approximately $8 million in state tax loss carryforwards and $5 million in tax loss carryforwards in foreign jurisdictions); a full valuation reserve has been established against these assets as uncertainty continues to exist regarding the Company's ability to generate sufficient future taxable income for the utilization of these losses.

In September 2001, Datawatch sold the operations of Guildsoft Limited, a United Kingdom distribution subsidiary, to a third party. In December 2001 there was a purchase price settlement between Datawatch and the purchaser of Guildsoft Limited, resulting in an additional gain of $17,000 which is shown as a gain on the sale of Guildsoft as part of discontinued operations on the Consolidated Statement of Operations for fiscal 2002 included elsewhere herein.

Net income for the year ended September 30, 2003 was $847,000, which compares to net income of $863,000 for the year ended September 30, 2002.

OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The Company leases various facilities, equipment and automobiles in the U.S. and overseas under noncancelable operating leases which expire through 2008. The lease agreements generally provide for the payment of minimum annual rentals, pro-rata share of taxes, and maintenance expenses. Rental expense for all operating leases was approximately $679,000, $766,000 and $810,000 for the years ended September 30, 2004, 2003 and 2002, respectively.

As of September 30, 2004, minimum rental commitments under noncancelable operating leases are as follows:

Year Ending September 30,	
2005	$ 575,991
2006	183,723
2007	21,105
2008	8,794
2009	-
Thereafter	-
Total minimum lease payments	$ 789,613

The Company is also committed to pay royalties ranging from 7% to 50% on revenue generated by the sale of certain licensed software products. Royalty expense included in cost of software licenses and subscriptions was approximately $1,677,000, $1,584,000 and $1,802,000 for the years ended September 30, 2004, 2003 and 2002, respectively. The Company is not obligated to pay any minimum royalty amounts.

On August 11, 2004, the Company acquired 100% of the shares of Mergence Technologies Corporation. The purchase agreement includes a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of revenue, as defined, of the Datawatch|Researcher product until September 30, 2010. There were no sales of the Datawatch|Researcher product from the date of acquisition to September 30, 2004. Accordingly, the Company expensed no such amounts during fiscal 2004. See Note 2 to the Consolidated Financial Statements which appear elsewhere herein for more detailed financial information on the acquisition of Mergence.

The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 90 days from the date of purchase. If necessary, the Company would provide for the estimated cost of warranties based on specific warranty claims and claim history. However, the Company has never incurred significant expense under its product or service warranties. As a result, the Company believes the estimated fair value of these warranty agreements is minimal. Accordingly, there are no liabilities recorded for warranty claims as of September 30, 2004 and 2003.

The Company is required by the lease related to its Lowell, Massachusetts facility to provide a letter of credit in the amount of $143,299 as a security deposit to provide credit support for payment to the landlord of amounts due under the lease. Cash on deposit providing security in the amount of this letter of credit is classified as part of restricted cash in the Company's consolidated balance sheets at September 30, 2004 and 2003. No amount has ever been drawn against the letter of credit by the landlord to provide rent payments and no such action is anticipated in the future. As it is anticipated that this and any other lease arrangement will continue to be paid in a timely manner, no contingent liability has been recorded by the Company for such leases as of September 30, 2004 and 2003. See Note 7 to the Consolidated Financial Statements included elsewhere herein for disclosure of minimum rental commitments under noncancelable operating leases.

As a result of the sale of the Company's former subsidiary Guildsoft Limited in September 2001, the Company made certain warranties to the purchaser regarding, among other things, the financial condition and accuracy of the records of Guildsoft at the time of the sale and against future claims against Guildsoft related to periods prior to the purchase and sale. As a guarantee of payment for any such claims or inaccuracies, the equivalent of approximately $160,000 was placed in escrow in a joint account controlled by both the Company's and purchaser's United Kingdom attorneys. Under the terms of the purchase and sale agreement, 50% of the escrow amount was to be released to the Company on the one year anniversary of the sale and 50% released on the third anniversary of the sale, if there were no warranty claims made by the purchaser. No warranty claims were made by the purchaser and 50% of the funds were released to Datawatch in September 2002 and the remaining 50% in September 2004. As there were no claims made against the warranties, no contingent liability was recorded by the Company for these warranties at September 30, 2004 and 2003.

In the August 2004 Stock Purchase Agreement for the acquisition of Mergence, the Company made certain warranties regarding, among other things, its legal authority to enter into the agreement consummating the acquisition and its ability to continue in its business. The Company further agreed to indemnify the sellers of Mergence and hold them harmless for any damages incurred of suffered arising out of any misrepresentation or breach of such warranties made by the Company in the agreement. The Company believes that no such misrepresentations or breaches of warranty exist, or are likely to exist in the future, and, accordingly, has recorded no liabilities related to such indemnification.

The Company enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its customers, in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company's products. The term of these indemnification agreements is generally perpetual and the maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

Certain of the Company's agreements also provide for the performance of services at customer sites. These agreements may contain indemnification clauses, whereby the Company will indemnify the customer from any and all damages, losses, judgments, costs and expenses for acts of its employees or subcontractors resulting in bodily injury or property damage. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that would enable it to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

As permitted under Delaware law, the Company has agreements with its directors whereby the Company will indemnify them for certain events or occurrences while the director is, or was, serving at the Company's request in such capacity. The term of the director indemnification period is for the later of ten years after the date that the director ceases to serve in such capacity or the final termination of proceedings against the director as outlined in the indemnification agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company's director and officer insurance policy limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net income of $1,085,000 for the year ended September 30, 2004 as compared to net income of $847,000 and $863,000 in fiscal 2003 and 2002, respectively. Working capital decreased by $860,000 during fiscal 2004. During fiscal 2004, approximately $1,665,000 of cash was provided by the Company's operations as compared to approximately $1,747,000 of cash provided by operations during fiscal 2003. During fiscal 2001, 2002 and 2003, management took a series of steps to reduce operating expenses and to restructure operations. See Note 4 to the Consolidated

Financial Statements included elsewhere herein for a further discussion of the reductions in the workforce as well as other restructuring actions taken to reduce operating expenses. These restructurings significantly reduced the Company's operating expenses allowing the Company to generate previously noted operating income for fiscal 2004, 2003 and 2002. The Company continues to closely monitor its operating expenses and capital expenditures, as exhibited by its slightly decreased engineering and product development and general and administrative expenses in fiscal 2004 as compared to fiscal 2003. In an effort to increase revenue, the Company increased its sales and marketing expenditures by approximately 24% in fiscal 2004 as compared to fiscal 2003. The Company expects to continue the increases in sales and marketing expenses during fiscal 2005, but will continue to closely monitor its operating expenses and capital expenditures against anticipated revenue.

Net cash provided by operating activities for fiscal 2004 of $1,665,000 is primarily the result of profitable operations and an increase in accrued expenses and accounts payable ($597,000), offset by an increase in accounts receivable ($347,000) and a decrease in deferred revenue ($222,000). The increase in accrued expenses is primarily the result of increased accruals for employee bonuses and sales commission (increase of $277,000 compared to September 30, 2003), outside professional services (increase of $125,000 compared to September 30, 2003), employee benefits principally for accrued vacation and sick time (increase of $86,000 compared to September 30, 2003), and royalties due to outside developers (increase of $56,000 compared to September 30, 2003). The increase in accounts payable is primarily due to increased expense levels in the fourth quarter of fiscal 2004 compared to the same period of fiscal 2003. The increase in accounts receivable is primarily the result of increased sales in the fourth quarter of fiscal 2004 compared to the same period of fiscal 2003, while the decrease in deferred revenue is primarily the result of decreased maintenance deferrals for the Company's international subsidiaries, partially offset by an increase in maintenance deferrals for the Company's domestic operations.

Net cash used in investing activities for fiscal 2004 of $2,774,000 is primarily the result of the acquisition of Mergence Technologies (net cash used of $2,515,000); the purchase of fixed assets, primarily computer equipment and software ($217,000) and the investment in capitalized software development ($191,000), partially offset by a decrease in other assets ($108,000), primarily from changes in restricted cash and rent deposits.

Net cash provided by financing activities for fiscal 2004 of $125,000 is primarily the result of the cash received from the exercise of employee stock options.

On October 29, 2003, the Company's bank line of credit, which provided for maximum borrowings of the lesser of $1,500,000 or 70% of defined eligible receivables and was collateralized by substantially all the assets of the Company, expired. The Company was offered the option to renew its bank line of credit but decided, based on its positive cash flow during the past two fiscal years and the current level of its cash holdings, that it was in the Company's best interest to forego the expense required to continue the line of credit and, therefore, did not renew the line of credit.

During fiscal 2004, the Company introduced a subscription sales model for the sale of its enterprise products. This new pricing model allows customers to begin using the Company's products at a lower initial cost of software acquisition when compared to the more traditional perpetual license sale. While this initiative is designed to increase the number of enterprise solutions sold and also reduce dependency on short-term sales by building a recurring revenue stream, it introduces increased risks for the Company primarily associated with the timing of revenue recognition and reduced cash flows. The subscription model delays revenue recognition when compared to the typical perpetual license sale and also, as the Company allows termination of certain subscriptions with 90 days notice, could result in decreased revenue for solutions sold under the model if the Company experiences a high percentage of subscription cancellations during the first two years of the subscription. Further, as amounts due from customers are invoiced over the life of the subscription, there are delayed cash flows from subscription sales when compared to perpetual license sales.

The Mergence purchase agreement includes a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of revenue, as defined, of the Datawatch|Researcher product for a period of six years. As the cash payments are based on recognized revenue and no minimum payments are required, they are not expected to have a significant impact on the Company's liquidity or cash flows. See the section titled **OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS** included elsewhere herein for a more complete disclosure of the Company's commitments and contingent liabilities.

Management believes based on its current cash position and by continuing to closely monitor operating expenses and capital expenditures, the Company will have sufficient liquidity through at least September 30, 2005 to fund its cash requirements.

Management believes that the Company's current operations have not been materially impacted by the effects of inflation.

RECENT ACCOUNTING PRONOUCEMENTS

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," which is titled "Share-Based Payment." This revision requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statement of operations based on their fair values. The revision will be effective for public companies for fiscal periods beginning after June 15, 2005. The standard offers the Company alternative methods of adopting the proposed final rule. The Company has not yet determined which alternative method it will use.

RISK FACTORS

The Company does not provide forecasts of its future financial performance. However, from time to time, information provided by the Company or statements made by its employees may contain "forward looking" information that involves risks and uncertainties. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts (including, but not limited to statements contained in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part I of this Annual Report on Form 10-K relating to liquidity and capital resources) may constitute forward looking statements and are made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward looking-statements, which speak only as of the date they are made. The Company disclaims any obligation, except as specifically required by law and the rules of the Securities and Exchange Commission, to publicly update or revise any such statements to reflect any change in the Company's expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. The Company's actual results of operations and financial condition have varied and may in the future vary significantly from those stated in any forward looking statements. Factors that may cause such differences include, without limitation, the risks, uncertainties and other information discussed below and within this Annual Report on Form 10-K, as well as the accuracy of the Company's internal estimates of revenue and operating expense levels. The following discussion of the Company's risk factors should be read in conjunction with the financial statements contained herein and related notes thereto. Such factors, among others, may have a material adverse effect upon the Company's business, results of operations and financial condition.

Subscription Sales Model Risk

During fiscal 2004, the Company introduced a subscription sales model for the sale of its enterprise products. This new pricing model allows customers to begin using the Company's products at a lower initial cost of software acquisition when compared to the more traditional perpetual license sale. While this initiative is designed to increase the number of enterprise solutions sold and also reduce dependency on short-term sales by building a recurring revenue stream, it introduces increased risks for the Company primarily associated with the timing of revenue recognition and reduced cash flows. The subscription model delays revenue recognition when compared to the typical perpetual license sale and also, as the Company allows termination of certain subscriptions with 90 days notice, could result in decreased revenue for solutions sold under the model if the Company experiences a high percentage of subscription cancellations during the first two years of the subscription. Further, as amounts due from customers are invoiced over the life of the subscription, there are delayed cash flows from subscription sales when compared to perpetual license sales.

Fluctuations in Quarterly Operating Results

The Company's future operating results could vary substantially from quarter-to-quarter because of uncertainties and/or risks associated with such things as technological change, competition, and delays in the introduction of products or product enhancements and general market trends. Historically, the Company has operated with little backlog of orders because its software products are generally shipped as orders are received. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Further, the Company's introduction of the subscription sales model could result in decreased revenues over the short term. Because the Company's staffing and operating expenses are based on anticipated revenue levels and a high percentage of the Company's costs are fixed in the short-term, small variations in the timing of revenues can cause significant variations in operating results from quarter-to-quarter. Because of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company will not experience such variations in operating results in the future or that such variations will not have a material adverse effect on the Company's business, financial condition or results of operation.

Weakening of World Wide Economic Conditions and the Computer Software Market May Result in Lower Revenue Growth Rates or Decreased Revenues

The revenue growth and profitability of the Company's business depends on the overall demand for computer software and services, particularly in the markets in which it competes. Because the Company's sales are primarily to major corporate customers, its business also depends on general economic and business conditions. A softening of demand for computer software and services, caused by a weakening of the economy in the United States or abroad, may result in lower revenue growth rates, decreased revenues and reduced profitability. In addition, terrorist attacks against the United States, and the United States military response to these attacks have added to economic and political uncertainty which may adversely affect worldwide demand for computer software and services and result in significant fluctuations in the value of foreign currencies. In a weakened economy, the Company cannot be assured that it will be able to effectively promote future growth in its software and services revenues or maintain profitability.

Dependence on Principal Products

In fiscal 2004, Monarch, Visual|QSM and Visual|HD, and Datawatch|ES accounted for approximately 56%, 30% and 14%, respectively, of the Company's total revenue. The Company is wholly dependent on the Monarch, Visual|QSM, Visual|HD, Datawatch|ES and the recently acquired Datawatch|Researcher products. As a result, any factor adversely affecting sales of any of these products could have a material adverse effect on the Company. The Company's future financial performance will depend in part on the successful introduction of its new and enhanced versions of these products and development of new versions of these and other products and subsequent acceptance of such new and enhanced products. In addition, competitive pressures or other factors may result in significant price erosion that could have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

International Sales

In fiscal 2004, 2003 and 2002, international sales, including export sales from domestic operations, accounted for approximately 41%, 39% and 42%, respectively, of the Company's total revenue. The Company anticipates that international sales will continue to account for a significant percentage of its total revenue. A significant portion of the Company's total revenue will therefore be subject to risks associated with international sales, including unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in account receivable collection, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting the Company's intellectual property overseas, seasonality of sales and potentially adverse tax consequences.

Acquisition Strategy

As evidenced by its August 2004 acquisition of Mergence Technologies Corporation and its October 2002 acquisition of Auxilor Inc., the Company continues to address the need to develop new products, in part, through the acquisition of other companies. Acquisitions involve numerous risks including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions, and the potential loss of key employees of the acquired company. Achieving and maintaining the anticipated benefits of an acquisition will depend in part upon whether the integration of the companies' business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries.

Dependence on New Introductions; New Product Delays

Growth in the Company's business depends in substantial part on the continuing introduction of new products. The length of product life cycles depends in part on end-user demand for new or additional functionality in the Company's products. If the Company fails to accurately anticipate the demand for, or encounters any significant delays in developing or introducing, new products or additional functionality on its products, there could be a material adverse effect on the Company's business. Product life cycles can also be affected by the introduction by suppliers of operating systems of comparable functionality within their products. The failure of the Company to anticipate the introduction of additional functionality in products developed by such suppliers could have a material adverse effect on the Company's business. In addition, the Company's competitors may introduce products with more features and lower prices than the Company's products. Such increase in competition could adversely affect the life cycles of the Company's products, which in turn could have a material adverse effect on the Company's business.

Software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and by current and potential end-users, errors will not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business.

Rapid Technological Change

The markets in which the Company competes have undergone, and can be expected to continue to undergo, rapid and significant technological change. The ability of the Company to grow will depend on its ability to successfully update and improve its existing products and market and license new products to meet the changing demands of the marketplace and that can compete successfully with the existing and new products of the Company's competitors. There can be no assurance that the Company will be able to successfully anticipate and satisfy the changing demands of the personal computer software marketplace, that the Company will be able to continue to enhance its product offerings, or that technological changes in hardware platforms or software operating systems, or the introduction of a new product by a competitor, will not render the Company's products obsolete.

Competition in the PC Software Industry

The software market for personal computers is highly competitive and characterized by continual change and improvement in technology. Several of the Company's existing and potential competitors, including BMC Software, Actuate Corporation, Mobius Management Systems, Inc., and others, have substantially greater financial, marketing and technological resources than the Company. No assurance can be given that the Company will have the resources required to compete successfully in the future.

Dependence on Proprietary Software Technology

The Company's success is dependent upon proprietary software technology. Although the Company does not own any patents on any such technology, it does hold exclusive licenses to such technology and relies principally on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect its rights to such proprietary technology. Despite such precautions, there can be no assurance that such steps will be adequate to deter misappropriation of such technology.

Reliance on Software License Agreements

Substantially all of the Company's products incorporate third-party proprietary technology which is generally licensed to the Company on an exclusive, worldwide basis. Failure by such third-parties to continue to develop technology for the Company and license such technology to the Company could have a material adverse effect on the Company's business and results of operations.

Dependence on the Ability to Hire and Retain Skilled Personnel

Qualified personnel are in great demand throughout the software industry. The Company's success depends, in large part, upon its ability to attract, train, motivate and retain highly skilled employees, particularly, technical personnel such and product development and professional services personnel, sales and marketing personnel and other senior personnel. The Company's failure to attract and retain the highly trained technical personnel that are integral to the Company's product development, professional services and direct sales teams may limit the rate at which the Company can generate sales and develop new products or product enhancements. A change in key management could result in transition and attrition in the affected department. This could have a material adverse effect on the Company's business, operating results and financial condition.

Indirect Distribution Channels

The Company sells a significant portion of its products through resellers, none of which are under the direct control of the Company. The loss of major resellers of the Company's products, or a significant decline in their sales, could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will be able to attract or retain additional qualified resellers or that any such resellers will be able to effectively sell the Company's products. The Company seeks to select and retain resellers on the basis of their business credentials and their ability to add value through expertise in specific vertical markets or application programming expertise. In addition, the Company relies on resellers to provide post-sales service and support, and any deficiencies in such service and support could adversely affect the Company's business.

Volatility of Stock Price

As is frequently the case with the stocks of high technology companies, the market price of the Company's common stock has been, and may continue to be, volatile. Factors such as quarterly fluctuations in results of operations, increased competition, the introduction of new products by the Company or its competitors, expenses or other difficulties associated with assimilating companies acquired by the Company, changes in the mix of sales channels, the timing of significant customer orders, and macroeconomic conditions generally, may have a significant impact on the market price of the stock of the Company. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant adverse effect on the market price of the Company's common stock in any given period. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for many high technology companies and which, on occasion, have appeared to be unrelated to the operating performance of such companies.

Item 7(A). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

At September 30, 2004, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments. The Company holds no investment securities that possess significant market risk.

Primary Market Risk Exposures

The Company's primary market risk exposure is currency exchange rate risk. International revenues and expenses are generally translated by the Company's foreign subsidiaries in their respective countries and are denominated in local currency. Approximately 39%, 38% and 41% of the Company's revenues for 2004, 2003 and 2002, respectively, were from foreign subsidiaries. In addition, approximately 37%, 36% and 40% of the Company's expenses for fiscal 2004, 2003 and 2002, respectively, were from foreign subsidiaries.

The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest due to the fact that the operations of its international subsidiaries are almost exclusively conducted in their respective local currencies and dollar advances to the Company's international subsidiaries, if any, are usually considered to be of a long-term investment nature. Therefore, the majority of currency movements are reflected in the Company's other comprehensive income. There are, however, certain situations where the Company will invoice customers in currencies other than its own. Such gains or losses, when realized , are reflected in income. These have not been material in the past nor does management believe that they will be material in the future. Currently the Company does not engage in foreign currency hedging activities.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements and the related notes thereto of Datawatch Corporation and the Report of Independent Registered Public Accounting Firm thereon are filed as part of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Datawatch Corporation
Lowell, Massachusetts

We have audited the accompanying consolidated balance sheets of Datawatch Corporation and subsidiaries as of September 30, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Datawatch Corporation and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
December 27, 2004

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 AND 2003

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and equivalents	$ 4,260,632	$ 5,070,850
Accounts receivable, less allowances for doubtful accounts and sales returns of approximately $416,000 in 2004 and $443,000 in 2003	3,672,218	3,041,322
Inventories	67,955	105,258
Prepaid expenses	614,566	552,921
Total current assets	8,615,371	8,770,351
PROPERTY AND EQUIPMENT:		
Office furniture and equipment	1,711,772	1,685,132
Manufacturing and engineering equipment	204,799	164,201
	1,916,571	1,849,333
Less accumulated depreciation and amortization	(1,483,004)	(1,388,427)
Net property and equipment	433,567	460,906
OTHER ASSETS:		
Goodwill	1,632,646	-
Amortizing intangible assets, net	1,305,355	696,861
Trademarks	345,152	285,152
Restricted cash	268,299	226,514
Other	28,404	64,158
Total other assets	3,579,856	1,272,685
TOTAL	$ 12,628,794	$ 10,503,942

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$ 1,137,539	$ 918,734
Accrued expenses	2,026,830	1,503,621
Deferred revenue	2,903,123	2,940,357
Total current liabilities	6,067,492	5,362,712
ESCROW FOR MERGENCE SHAREHOLDERS	125,373	-
ACCRUED SEVERANCE, less current portion	-	3,115
COMMITMENTS AND CONTINGENCIES (Notes 1, 2, 7 and 8)		
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01– authorized, 1,000,000 shares; none issued	-	-
Common stock, par value $.01– authorized, 20,000,000 shares; issued, 5,315,108 shares and 5,244,328 shares in 2004 and 2003, respectively; outstanding, 5,300,862 shares and 5,230,082 shares in 2004 and 2003, respectively	53,151	52,443
Additional paid-in capital	21,828,621	21,701,297
Accumulated deficit	(14,987,462)	(16,072,238)
Accumulated other comprehensive loss	(317,993)	(402,999)
	6,576,317	5,278,503
Less treasury stock, at cost – 14,246 shares	(140,388)	(140,388)
Total shareholders' equity	6,435,929	5,138,115
TOTAL	$ 12,628,794	$ 10,503,942

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
REVENUE:			
Software licenses and subscriptions	$ 12,441,667	$ 12,209,857	$ 13,814,192
Maintenance and services	6,893,479	5,502,349	5,626,551
Total Revenue	19,335,146	17,712,206	19,440,743
COSTS AND EXPENSES:			
Cost of software licenses and subscriptions	2,582,627	2,563,400	2,795,110
Cost of maintenance and services	2,710,562	2,368,556	2,679,379
Sales and marketing	7,629,058	6,128,640	6,897,176
Engineering and product development	1,451,533	1,507,223	1,275,997
General and administrative	4,036,680	4,136,740	4,763,696
Restructuring and centralization costs	-	181,459	87,651
Total costs and expenses	18,410,460	16,886,018	18,499,009
INCOME FROM OPERATIONS	924,686	826,188	941,734
INTEREST EXPENSE	(622)	(7,243)	(120,953)
INTEREST INCOME	61,062	40,568	22,761
FOREIGN CURRENCY TRANSACTION (LOSSES) GAINS	(27,000)	(7,468)	2,837
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	958,126	852,045	846,379
(BENEFIT) PROVISION FOR INCOME TAXES	(126,650)	5,500	-
INCOME FROM CONTINUING OPERATIONS	1,084,776	846,545	846,379
DISCONTINUED OPERATIONS - Gain on sale of Guildsoft	-	-	17,096
NET INCOME	1,084,776	846,545	863,475
NET INCOME PER COMMON SHARE-Basic:			
Continuing operations	$ 0.21	$ 0.16	$ 0.17
Discontinued operations	-	-	0.00
NET INCOME PER COMMON SHARE – Basic	$ 0.21	$ 0.16	$ 0.17
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING – Basic	5,267,520	5,196,824	5,127,670
NET INCOME PER COMMON SHARE – Diluted:			
Continuing operations	$ 0.19	$ 0.16	$ 0.16
Discontinued operations	-	-	0.00
NET INCOME PER COMMON SHARE – Diluted	$ 0.19	$ 0.16	$ 0.16
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING – Diluted	5,753,433	5,444,692	5,393,416

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Comprehensive Income	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
BALANCE, SEPTEMBER 30, 2001	5,095,590	$ 50,956	$ 21,470,019	$ (17,782,258)	$ (613,040)		(14,246)	$ (140,388)	$ 2,985,289
Issuance of common stock for services	30,624	306	37,194	-	-		-	-	37,500
Issuance of warrant	-	-	76,956	-	-		-	-	76,956
Warrants exercised	48,996	490	(490)	-	-		-	-	-
Comprehensive income:									
Translation adjustments	-	-	-	-	96,992	$ 96,992	-	-	96,992
Net income	-	-	-	863,475	-	863,475	-	-	863,475
Total comprehensive income						$ 960,467			
BALANCE, SEPTEMBER 30, 2002	5,175,210	51,752	21,583,679	(16,918,783)	(516,048)		(14,246)	(140,388)	4,060,212
Issuance of common stock for									
Auxilor acquisition	29,528	295	49,705	-	-		-	-	50,000
Stock options exercised	39,590	396	64,102	-	-		-	-	64,498
Director stock option acceleration	-	-	3,811	-	-		-	-	3,811
Comprehensive income:									
Translation adjustments	-	-	-	-	113,049	$ 113,049	-	-	113,049
Net income	-	-	-	846,545	-	846,545	-	-	846,545
Total comprehensive income						$ 959,594			
BALANCE, SEPTEMBER 30, 2003	5,244,328	52,443	21,701,297	(16,072,238)	(402,999)		(14,246)	(140,388)	5,138,115
Stock options exercised	70,780	708	127,324	-	-		-	-	128,032
Comprehensive income:									
Translation adjustments	-	-	-	-	85,006	$ 85,006	-	-	85,006
Net income	-	-	-	1,084,776	-	1,084,776	-	-	1,084,776
Total comprehensive income						$ 1,169,782			
BALANCE, SEPTEMBER 30, 2004	5,315,108	$ 53,151	$ 21,828,621	$ (14,987,462)	$ (317,993)		(14,246)	$ (140,388)	$ 6,435,929

See notes to consolidated financial statements.

DATAWATCH CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,084,776	$ 846,545	$ 863,475
Adjustments to reconcile net income to cash used in operating activities:			
Depreciation and amortization	728,189	847,068	929,603
Allowances for doubtful accounts and sales returns	(29,425)	(137,904)	(21,951)
Gain on sale of Guildsoft	-	-	(17,096)
(Gain) loss on disposal of equipment	(9,862)	89,107	22,293
Stock-based compensation	-	3,811	37,500
Deferred income taxes	(148,000)	-	-
Changes in current assets and liabilities, net of effects of the acquisitions of Auxilor and Mergence Technologies:			
Accounts receivable	(347,499)	501,871	1,358,682
Inventories	38,852	68,139	64,120
Prepaid expenses and other	(27,568)	35,360	303,993
Accounts payable and accrued expenses	596,922	(1,051,460)	(452,550)
Deferred revenue	(221,809)	544,356	(15,759)
Cash provided by operating activities	1,664,576	1,746,893	3,072,310
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment and fixtures	(216,825)	(123,495)	(167,344)
Proceeds from sale of equipment	15,188	9,977	569
Net proceeds from sale of Guildsoft	-	-	20,509
Purchase of Auxilor, including direct costs of $59,855, net of cash acquired	-	(172,150)	-
Purchase of Mergence Technologies, including direct costs of $98,691, net of cash acquired	(2,515,284)	-	-
Capitalized software development costs	(190,825)	(108,600)	(271,943)
Other assets	133,829	64,284	(14,470)
Cash used in investing activities	(2,773,917)	(329,984)	(432,679)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options	128,032	64,498	-
Principal payments on long-term obligations	(3,115)	(9,680)	(113,326)
Payments under credit lines – net	-	-	(635,000)
Decrease in restricted cash	373	-	76,063
Cash provided by (used in) financing activities	125,290	54,818	(672,263)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS	173,833	(5,921)	68,985
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(810,218)	1,465,806	2,036,353
CASH AND EQUIVALENTS, BEGINNING OF YEAR	5,070,850	3,605,044	1,568,691
CASH AND EQUIVALENTS, END OF YEAR	$ 4,260,632	$ 5,070,850	$ 3,605,044
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 622	$ 7,243	$ 21,732
Income taxes paid	$ 43,000	$ 5,000	$ -
Income tax refunds received	$ 1,500	$ -	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of 30,624 shares of common stock for services and software in 2002	$ -	$ -	$ 37,500
Issuance of warrants	$ -	$ -	$ 76,956
Issuance of common stock for acquisition of Auxilor	$ -	$ 50,000	$ -

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Datawatch Corporation (the "Company" or "Datawatch") develops, markets and distributes commercial software products. The Company also provides a wide range of consulting services, including implementation and support of its software products, as well as training on their use and administration.

Acquisition – On August 11, 2004, the Company acquired 100% of the outstanding shares of Mergence Technologies Corporation ("Mergence") for an acquisition cost of $2,598,691 comprised of $2,500,000 in cash and direct costs of $98,691. The Mergence purchase agreement also includes a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of the revenues, as defined, of Mergence's Researcher product for a period of six years. Payment amounts will be expensed as a cost of revenue as the Researcher product is sold. Coincident with the acquisition, the Company renamed the acquired subsidiary Datawatch Technologies Corporation ("DTC") and consolidated the general and administrative functions into its headquarters in Lowell Massachusetts, but retained the DTC sales and support office in Rutherford, NJ to provide services to customers in the metropolitan NY area. DTC also has a software development and testing faciltity in the Philippines. The acquistion adds an ongoing revenue stream from the existing DTC products, principally iMergence iStore, and a new DTC product which Datawatch will market as Datawatch|Researcher.

<u>Summary of Significant Accounting Policies</u>

Principles of Consolidation – The consolidated financial statements include the accounts of Datawatch Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock Split – On March 4, 2004, the Board of Directors approved a two-for-one stock split, distributed in the form of a stock dividend, of the Company's common shares. The stock split entitled each shareholder of record at the close of business on March 19, 2004 (record date) to receive one additional share for every share of Datawatch common stock held on that date. Shares resulting from the split were distributed by the transfer agent on April 8, 2004 (payment date). All share and per share amounts, for all periods presented, have been retroactively restated to reflect the effect of the stock split.

Revenue Recognition – The Company has two types of software product offerings: Enterprise Software and Desktop and Server Software. Enterprise Software products are generally sold directly to end-users. The Company sells its Desktop and Server Software products directly to end-users and through distributors and resellers. Sales to distributors and resellers accounted for approximately 29%, 29% and 27%, respectively, of total sales for the fiscal years ended September 30, 2004, 2003 and 2002. Revenue from the sale of all software products is generally recognized at the time of shipment, provided there are no uncertainties surrounding product acceptance, the fee is fixed or determinable, collection is considered probable, persuasive evidence of the arrangement exists and there are no significant obligations remaining. Both types of the Company's software product offerings are "off-the-shelf" as such term is defined by Statement of Position No. 97-2, "Software Revenue Recognition." The Company's products are relatively straightforward and the software can be installed and used by customers on their own with little or no customization required. Multi-user licenses marketed by the Company are sold as a right to use the number of licenses and license fee revenue is recognized upon delivery of all software required to satisfy the number of licenses sold. Upon delivery, the licensing fee is payable without further delivery obligations to the Company.

Revenue Recognition (continued) – Desktop and Server Software products are generally not sold in multiple element arrangements. Accordingly, the price paid by the customer is considered the vendor specific objective evidence ("VSOE") of fair value for those products. Enterprise Software sales are generally multiple element arrangements which include software license deliverables, professional services and post-contract customer support. In such multiple element arrangements, the Company applies the residual method in determining revenue to be allocated to a software license. In applying the residual method, the Company deducts from the sale proceeds the VSOE of fair value of the services and post-contract customer support in determining the residual fair value of the software license. The VSOE of fair value of the services and post-contract customer support is based on the amounts charged for these elements when sold separately. Professional services include implementation, integration, training and consulting services with revenue recognized as the services are performed. These services are generally delivered on a time and materials basis, are billed on a current basis as the work is performed, and do not involve modification or customization of the software or any other unusual acceptance clauses or terms. Post-contract customer support is typically provided under a maintenance agreement which provides technical support and rights to unspecified software maintenance updates and bug fixes on a when-and-if available basis. Revenue from post-contract customer support services is deferred and recognized ratably over the contract period (generally one year).

The Company also sells its Enterprise Software using a subscription model. At the time a customer enters into a binding agreement to purchase a subscription, the customer is invoiced for an initial term of the subscription (generally ninety days) and an account receivable and deferred revenue are recorded. Beginning on the date the software is installed at the customer site and available for use by the customer, the deferred revenue amount is recognized ratably over the initial term of the agreement provided all other criteria for revenue recognition are met. Prior to completion of the initial or any subsequent term, the customer is invoiced for each subsequent term (generally ninety days), and revenue is then recognized ratably over such subsequent term.

Returns Reserves – The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 90 days from the date of purchase. Certain software products, including desktop versions of Monarch, Monarch Data Pump, VorteXML and Redwing sold directly to end-users, include a guarantee under which such customers may return products within 30 to 60 days for a full refund. Additionally, the Company provides its distributors with stock-balancing rights and applies the guidance found in Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition when Right of Return Exists." Revenue from the sale of software products to distributors and resellers is recognized at the time of shipment providing all other criteria for revenue recognition as stated above are met and (i) the distributor or reseller is unconditionally obligated to pay for the products, including no contingency as to product resale, (ii) the distributor or reseller has independent economic substance apart from the Company, (iii) the Company is not obligated for future performance to bring about product resale, and (iv) the amount of future returns can be reasonably estimated. The Company's experience and history with its distributors and resellers allows for reasonable estimates of future returns. Among other things, estimates of potential future returns are made based on the inventory levels at the various distributors and resellers, which the Company monitors frequently. Once the estimates of potential future returns from all sources are made, the Company determines if it has adequate returns reserves to cover anticipated returns and the returns reserve is adjusted as required. Adjustments are recorded as increases or decreases in revenue in the period of adjustment. Actual returns have historically been within the range estimated by management.

For the fiscal years ended September 30, 2004, 2003 and 2002, changes to the returns reserve were approximately as follows:

	2004	2003	2002
Returns Reserve Balance - Beginning of Year	$ 213,000	$ 285,000	$ 245,000
Amounts Accrued for the Returns Reserve	165,000	379,000	255,000
Returns Applied Against the Returns Reserve	192,000	451,000	215,000
Returns Reserve Balance - End of Year	$ 186,000	$ 213,000	$ 285,000

Allowance for Doubtful Accounts – The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company analyzes accounts receivable and the composition of the accounts receivable aging, historical bad debts, customer creditworthiness, current economic trends, foreign currency exchange rate fluctuations and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Based upon the analysis and estimates of the uncollectibility of its accounts receivable, the Company records an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. Actual results could differ from the allowances for doubtful accounts recorded, and this difference may have a material effect on the Company's financial position and results of operations.

For the fiscal years ended September 30, 2004, 2003 and 2002, changes to and ending balances of the allowance for doubtful accounts were approximately as follows:

	2004	2003	2002
Allowance for Doubtful Accounts Balance - Beginning of Year	$ 230,000	$ 260,000	$ 317,000
Additions to the Allowance of Doubtful Accounts	105,000	120,000	48,000
Amounts Applied Against the Allowance for Doubtful Accounts	105,000	150,000	105,000
Allowance for Doubtful Accounts Balance - End of Year	$ 230,000	$ 230,000	$ 260,000

Capitalized Software Development Costs – The Company capitalizes certain software development costs as well as purchased software upon achieving technological feasibility of the related products. Software development costs incurred and software purchased prior to achieving technological feasibility are charged to research and development expense as incurred. Commencing upon initial product release, capitalized costs are amortized to cost of software licenses and subscriptions using the straight-line method over the estimated life (which approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product), generally 24 to 72 months.

For the fiscal years ended September 30, 2004, 2003 and 2002 amounts related to capitalized software development costs and purchased software were approximately as follows:

	2004	2003	2002
Capitalized Software Balance - Beginning of Year	$ 697,000	$ 962,000	$ 1,084,000
Capitalized Software Development Costs	191,000	109,000	272,000
Capitalized Purchased Software	520,000	124,000	-
Amortization of Capitalized Software Development Costs and Purchased Software	471,000	498,000	394,000
Capitalized Software Balance - End of Year	$ 937,000	$ 697,000	$ 962,000

Cash and Equivalents – Cash and equivalents include cash on hand, cash deposited with banks and highly liquid securities with remaining maturities, when purchased, of 90 days or less.

Concentration of Credit Risks and Major Customers – The Company sells its products and services to U.S. and non-U.S. dealers and other software distributors, as well as to end users, under customary and normal credit terms. One customer, Ingram Micro Inc., individually accounted for 20%, 19% and 18% of total revenue in 2004, 2003 and 2002, respectively. Ingram Micro Inc. accounted for 31% and 23% of outstanding gross trade receivables as of September 30, 2004 and 2003, respectively. The Company sells to Ingram Micro Inc. under a distribution agreement, which automatically renews for successive one-year terms unless terminated. Other than this customer, no other customer constitutes a significant portion (more than 10%) of sales or accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are provided for anticipated doubtful accounts and sales returns.

Deferred Revenue – Deferred revenue consisted of the following at September 30:

	2004	2003
Maintenance	$ 2,440,719	$ 2,456,296
Other	462,404	484,061
Total	$ 2,903,123	$ 2,940,357

Maintenance consists of the unearned portion of post-contract customer support services provided by the Company to customers who purchase maintenance agreements for the Company's products. Maintenance revenues are recognized on a straight-line basis over the term of the maintenance period, generally 12 months. Other consists of deferred license, subscription and professional services revenue generated from arrangements that are invoiced in accordance with the terms and conditions of the arrangement but do not meet all the criteria of the Company's revenue recognition policies, and are, therefore, deferred until all revenue recognition criteria are met.

Inventories – Inventories consist of software components, primarily software manuals, compact disks and retail packaging materials. Inventories are valued at the lower of cost (first-in, first-out) method or market.

Property and Equipment – Purchased equipment and fixtures are recorded at cost. Leased equipment accounted for as capital leases is recorded at the present value of the minimum lease payments required during the lease terms. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or over the terms, if shorter, of the related leases. Useful lives and lease terms range from one to seven years. Depreciation and amortization expense related to property and equipment was $255,634, $338,125 and $456,977, respectively, for the years ended September 30, 2004, 2003 and 2002. There were no items under capital leases as of September 30, 2004, 2003 or 2002.

Long-Lived Assets – The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful lives of long-lived assets and certain identifiable intangibles may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the respective assets are compared to the carrying value. To the extent that the undiscounted future cash flows are less than the carrying value, the fair value of the asset is determined. If such fair value is less than the current carrying value, the asset is written down to its estimated fair value. During fiscal 2003, the Company determined that the Company's Quetzal trademark was impaired and the full carrying value of $11,000 was written off and expensed. This expense is included as part of general and administrative expenses in the Company's consolidated statement of operations for fiscal 2003.

Non-Amortizing Intangible Assets – The Company reviews the valuation of intangible assets in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," intangible assets determined to have an indefinite life are required to be tested for impairment annually or when events warrant.

The Company has the following intangible assets which it has determined have indefinite lives as of September 30, 2004 and 2003 and are, therefore, not being amortized:

	2004	2003
Goodwill	$ 1,632,646	$ -
Trademarks	345,152	285,152
Total intangible assets with indefinite lives	$ 1,977,798	$ 285,152

Goodwill at September 30, 2004 relates to the excess of the purchase price over the net assets acquired in connection with the Company's acquisition of Mergence completed in fiscal 2004 (see Note 2). Trademarks at September 30, 2004 relates to the iMergence trademark acquired as part of the acquisition of Mergence and the Visual Help Desk trademark acquired in fiscal 2003 as part of the acquisition of Auxilor (see Note 2). The total amount recorded for trademarks at September 30, 2003 is for the Visual Help Desk trademark.

Amortizing Intangible Assets – Capitalized software development costs and certain acquired intangible assets that the Company has determined have determinable finite lives are amortized to cost of software licenses and subscriptions over the estimated life of the intangible asset. Such acquired intangible assets include technology (software), patents, customer lists and non-compete agreements. The Company has the following intangible assets, net which it has determined have finite lives as of September 30, 2004 and 2003 and are, therefore, being amortized:

	2004	2003
Capitalized software development	$ 428,189	$ 634,915
Purchased software	508,333	61,946
Patents	138,833	-
Customer lists	130,000	-
Non-compete agreements	100,000	-
Total amortizing intangible assets, net	$ 1,305,355	$ 696,861

The amount recorded for purchased software at September 30, 2004 was for the iMergence and Researcher technology acquired in fiscal 2004 as part of the acquisition of Mergence (see Note 2), which are being amortized over periods of three and six years, respectively. The amount recorded for purchased software at September 30, 2003 was for the Visual Help Desk technology acquired in fiscal 2003 as part of the acquisition of Auxilor (see Note 2) and is fully amortized as of September 30, 2004. The amounts recorded for patents, customer lists and non-compete agreements at September 30, 2004 represent the unamortized value of those intangible assets acquired in fiscal 2004 as part of the acquisition of Mergence.As of September 30, 2004, the weighted-average amortization period of the Company's amortizing intangible assets was approximately as follows:

Intangible Asset Class	**Weighted-Average Amortization Period**
Capitalized software development	3 years
Purchased software	5 years
Patents	20 years
Customer lists	4 years
Non-compete agreements	5 years
Weighted-average useful life of amortizing intangible assets	5 years

As of September 30, 2004, the estimated future amortization expense related to amortizing intangible assets was as follows:

Year Ending September 30,	
2005	$ 450,288
2006	307,102
2007	171,884
2008	120,788
2009	87,833
Thereafter	167,460
Total estimated future amortization expense	$ 1,305,355

The intangible asset amounts amortized to cost of software licenses and subscriptions totaled $472,331, $508,943 and $395,670, for fiscal 2004, 2003 and 2002, respectively.

Restricted Cash – At September 30, 2004, amounts of $143,299 for a security deposit to provide credit support for the rent payments to the landlord of the Company's Massachusetts offices and $125,000 held for the escrow amount for the sellers of Mergence (see Note 2) were classified in the Company's consolidated balance sheet as restricted cash. At September 30, 2003, amounts of $143,299 for the security deposit to provide credit support for the rent payments to the landlord of the Company's Massachusetts offices and $83,215 held as escrow for the warranties provided to the purchaser of Guildsoft (see Note 3) were classified in the Company's consolidated balance sheet as restricted cash.

Fair Value Disclosure – The carrying amounts of cash and equivalents, accounts receivable, accounts payable, accrued expenses, deferred revenue and escrow for Mergence shareholders approximate fair value because of their short-term nature. The carrying amounts of current and long-term obligations approximate fair value.

Income Taxes – Deferred income taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards and credits. Valuation allowances are recorded to reduce the net deferred tax assets to amounts the Company believes are more likely than not to be realized.

Net Income Per Share – Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the impact, when dilutive, of the exercise of options and warrants using the treasury-stock method.

The following table presents the options and warrants that were not included in the computation of diluted net income per share, because the exercise price of the options or warrants was greater than the average market price of the common stock for the years ended September 30, 2004, 2003 and 2002:

	2004	**2003**	**2002**
Quantity of option shares and warrants not included	120,818	233,414	271,870
Weighted-average exercise price	$6.24	$4.76	$4.81

Foreign Currency Translations and Transactions – Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at rates in effect at each balance sheet date. Revenues, expenses and cash flows are translated into U.S. dollars at average rates prevailing when transactions occur. The related translation adjustments are reported as a separate component of shareholders' equity under the heading "Accumulated Other Comprehensive Loss." Gains and losses resulting from transactions that are denominated in currencies other than the applicable unit's functional currency are included in the operating results of the Company.

Advertising and Promotional Materials – Advertising costs are expensed as incurred and amounted to $254,001, $419,781 and $571,374 in 2004, 2003 and 2002, respectively. Direct mail/direct response costs are expensed as the associated revenue is recognized. The amortization period is based on historical results of previous mailers (generally three to six months from the date of the mailing). Direct mail expense was $130,289, $170,335 and $565,004 in 2004, 2003 and 2002, respectively. At September 30, 2004 and 2003, deferred direct mail/direct response costs were $701 and $6,153, respectively, and are included under the caption "prepaid expenses and other" in the accompanying consolidated balance sheets.

The Company uses the intrinsic-value method of valuing its stock options to measure compensation expense associated with grants of stock options to employees and directors. As permitted under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow the intrinsic-value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB No. 25. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Stock-Based Compensation (continued) – Had the Company recognized compensation for its stock options and purchase plans based on the fair value for awards under those plans, pro forma net income and pro forma net income per share would have been as follows:

	Years Ended September 30,		
	2004	2003	2002
Net income, as reported	$ 1,084,776	$ 846,545	$ 863,475
Add: Stock-based employee compensation expense included in reported net income	-	3,811	-
Less: Total stock-based employee compensation determined under fair-value based method for all shares	(231,242)	(262,912)	(277,138)
Pro forma net income	$ 853,534	$ 587,444	$ 586,337
Earnings per share:			
Basic - as reported	$0.21	$0.16	$0.17
Basic - pro forma	$0.16	$0.11	$0.11
Diluted - as reported	$0.19	$0.16	$0.16
Diluted - pro forma	$0.15	$0.11	$0.11

The fair values used to compute pro forma net income and pro forma net income per share were estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended September 30,		
	2004	2003	2002
Risk-free interest rate	3.1 %	3.1 %	4.3 %
Expected life of option grants (years)	4.1	4.0	3.0
Expected volatility of underlying stock	114.7 %	116.9 %	112.9 %
Expected dividend payment rate	0.0 %	0.0 %	0.0 %

The weighted-average fair value of stock options granted was $2.57, $1.28 and $0.62 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Company records the fair value of stock options and warrants granted to nonemployees in exchange for services under the fair-value method in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," in the statements of operations. Under this method, the resulting compensation is measured at the fair value of the equity instrument on the date of vesting and recognized as a charge to operations over the service period, which is usually the vesting period. There were no such equity awards outstanding during fiscal 2004 and 2003 and, therefore, no there were no such charges during fiscal 2004 or 2003.

On December 16, 2004, FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" titled "Share-Based Payment." This revision requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statement of operations based on their fair values. The revision will be effective for public companies for fiscal periods beginning after June 15, 2005. The standard offers the Company alternative methods of adopting the proposed final rule. The Company has not yet determined which alternative method it will use.

Comprehensive Income – Currently, the only item, in addition to net income, that is included in comprehensive income is cumulative foreign currency translation adjustments. Foreign currency translation gains arising during 2004, 2003 and 2002 were $85,006, $113,049 and $96,992, respectively.

Segment Information – The Company has determined that it has only one reportable segment meeting the criteria established under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker, as defined (determined to be the Chief Executive Officer), does not manage any part of the Company separately, and the allocation of resources and assessment of performance is based solely on the Company's consolidated operations and operating results. See Note 13 for information about the Company's revenue by product lines and continuing geographic operations.

Guarantees and Indemnifications – The Company's software products are sold under warranty against certain defects in material and workmanship for a period of 30 to 90 days from the date of purchase. If necessary, the Company would provide for the estimated cost of warranties based on specific warranty claims and claim history. However, the Company has never incurred significant expense under its product or service warranties. As a result, the Company believes the estimated fair value of these warranty agreements is minimal. Accordingly, there are no liabilities recorded for warranty claims as of September 30, 2004 and 2003.

The Company is required by the lease related to its Lowell, Massachusetts facility to provide a letter of credit in the amount of $143,299 as a security deposit to provide credit support for payment to the landlord of amounts due under the lease. Cash on deposit providing security in the amount of this letter of credit is classified as part of restricted cash in the Company's consolidated balance sheets at September 30, 2004 and 2003. No amount has ever been drawn against the letter of credit by the landlord to provide rent payments and no such action is anticipated in the future. As it is anticipated that this and any other lease arrangement will continue to be paid in a timely manner, no contingent liability has been recorded by the Company for such leases as of September 30, 2004 and 2003. See Note 7 for disclosure of minimum rental commitments under noncancelable operating leases.

As a result of the sale of the Company's former subsidiary Guildsoft Limited in September 2001, the Company made certain warranties to the purchaser regarding, among other things, the financial condition and accuracy of the records of Guildsoft at the time of the sale and against future claims against Guildsoft related to periods prior to the purchase and sale. As a guarantee of payment for any such claims or inaccuracies, the equivalent of approximately $160,000 was placed in escrow in a joint account controlled by both the Company's and purchaser's United Kingdom attorneys. Under the terms of the purchase and sale agreement, 50% of the escrow amount was to be released to the Company on the one year anniversary of the sale and 50% released on the third anniversary of the sale, if there were no warranty claims made by the purchaser. No warranty claims were made by the purchaser and 50% of the funds were released to Datawatch in September 2002 and the remaining 50% in September 2004. As there were no claims made against the warranties, no contingent liability was recorded by the Company for these warranties at September 30, 2004 and 2003.

In August 2004, the Company entered into a Stock Purchase Agreement for the acquisition of Mergence in which the Company made certain warranties regarding, among other things, its legal authority to enter into the agreement consummating the acquisition and its ability to continue in its business. The Company further agreed to indemnify the sellers of Mergence and hold them harmless for any damages incurred of suffered arising out of any misrepresentation or breach of such warranties made by the Company in the agreement. The Company believes that no such misrepresentations or breaches of warranty exist, or are likely to exist in the future, and, accordingly, has recorded no liabilities related to such indemnification.

The Company enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its customers, in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company's products. The term of these indemnification agreements is generally perpetual and the maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

Guarantees and Indemnifications (continued) – Certain of the Company's agreements also provide for the performance of services at customer sites. These agreements may contain indemnification clauses, whereby the Company will indemnify the customer from any and all damages, losses, judgments, costs and expenses for acts of its employees or subcontractors resulting in bodily injury or property damage. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that would enable it to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

As permitted under Delaware law, the Company has agreements with its directors whereby the Company will indemnify them for certain events or occurrences while the director is, or was, serving at the Company's request in such capacity. The term of the director indemnification period is for the later of ten years after the date that the director ceases to serve in such capacity or the final termination of proceedings against the director as outlined in the indemnification agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company's director and officer insurance policy limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of September 30, 2004 and 2003.

Recent Accounting Pronouncements – On December 16, 2004, FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" titled "Share-Based Payment." This revision requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated statement of operations based on their fair values. The revision will be effective for public companies for fiscal periods beginning after June 15, 2005. The standard offers the Company alternative methods of adopting the proposed final rule. The Company has not yet determined which alternative method it will use.

2. ACQUISITIONS

Mergence Technologies Corporation

On August 11, 2004, the Company acquired 100% of the outstanding shares of Mergence Technologies Corporation for an acquisition cost of $2,598,691 comprised of $2,500,000 in cash and direct costs of $98,691. The Mergence purchase agreement also includes a provision for quarterly cash payments to the former Mergence shareholders equal to 10% of the revenues, as defined, of Mergence's Researcher product for a period of six years. Payment amounts will be expensed as a cost of revenue as the Researcher product is sold. The Company did not expense any such payments during fiscal 2004 as no Researcher products were sold from the date of acquisition through September 30, 2004.

Mergence was acquired to broaden and expand the Company's product offerings. Mergence's results are included with those of the Company from the date of acquisition.

The following table presents the allocation of the purchase price paid for Mergence based on the estimated fair values of the acquired assets and assumed liabilities of Mergence as of August 11, 2004:

Cash, receivables and other current assets	$ 238,797
Property and equipment, and other noncurrent assets	16,242
Current liabilities	(90,994)
Deferred tax liabilities, net	(148,000)
Goodwill	1,632,646
Acquired intangible assets:	
Existing technology	520,000
Patents	140,000
Customer list	130,000
Non-compete agreements	100,000
Trademark	60,000
Total purchase price	$ 2,598,691

The allocation of the purchase price was based on an evaluation of assets acquired and liabilities assumed. The valuation of the intangible assets is based in part on assistance from an independent valuation firm. The valuation method used to determine the intangible asset values was the income approach. The income approach presumes that the value of an asset can be estimated by the net economic benefit (i.e. cash flows) to be received over the life of the asset, discounted to present value. The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. The weighted-average discount rate (or rate of return) used to determine the value of the identifiable intangible assets was 30%.

The intangible asset for existing technology is for two technologies developed and owned by Mergence. Datawatch has estimated the life of these products as three years and six years, respectively. The patents have an estimated life of twenty years, which represents the legal life. The customer list and non-compete agreements have estimated lives of four years and five years, respectively. The fair values for the existing technology, patents, customer list and non-compete agreements will be amortized over the estimated life, unless, in the future it is determined that the assets are impaired. Amortization of the intangible assets acquired as part of the Mergence acquisition totaled $12,833 from the date of acquisition through September 30, 2004.

Datawatch has determined that the trademark has an indefinite life and, in accordance with SFAS No. 142, such trademark is not being amortized. The trademark and goodwill will be tested for impairment annually, or on an interim basis, if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. No portion of the goodwill is deductible for tax purposes.

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of Mergence had occurred at October 1, 2002:

	Years Ended September 30,	
	2004	**2003 (a)**
Sales	$20,307,380	$18,776,446
Net income	$743,054	$705,687
Earnings per share - basic	$0.14	$0.14
Earnings per share - diluted	$0.13	$0.13

(a) Based on the historical statement of operations of Datawatch for the year ended September 30, 2003 and the historical statement of operations of Mergence for the year ended December 31, 2003.

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

Auxilor, Inc.

On October 16, 2002, the Company acquired 100% of the outstanding shares of Auxilor, Inc. for a total consideration of approximately $561,000 comprised of $127,000 in cash, 29,528 shares of Datawatch common stock valued at approximately $50,000, direct costs of approximately $60,000, and assumed liabilities totaling approximately $324,000. In exchange, the Company received Auxilor tangible assets valued at approximately $152,000. An independent valuation analysis subsequently allocated approximately $285,000 and $124,000, respectively, to trademarks and purchased software. No goodwill was recorded as a result of the transaction. The amount recorded as purchased software was amortized over two years. Amortization expense was $62,000 during both fiscal 2004 and 2003 and as of September 30, 2004 the purchased software was fully amortized.

The Auxilor purchase agreement also includes a clause, which provided for a cash payout equal to 10% of the sales of Auxilor products in fiscal 2003. Such amounts were expensed as a cost of revenue as Auxilor products and services were sold. The Company expensed payments of approximately $45,000 during fiscal 2003.

Auxilor was acquired to broaden and expand the Company's product offerings. Auxilor's results are included with those of the Company from the date of acquisition. The results of operations of Auxilor for periods prior to its acquisition by the Company are not significant.

3. DISCONTINUED OPERATION

On September 20, 2001, the Company sold the operations of Guildsoft, a United Kingdom distribution subsidiary, to a third party, as part of a restructuring plan (Note 4). The sale resulted in gross proceeds of $1,179,000 and a gain of approximately $413,000 in the year ended September 30, 2001. Additional proceeds of $17,096 were received in 2002 as final settlement of the purchase price.

As a result of the sale of Guildsoft Limited, the Company made certain warranties to the purchaser regarding, among other things, the financial condition and accuracy of the records of Guildsoft at the time of the sale and against future claims against Guildsoft related to periods prior to the purchase and sale. As a guarantee of payment for any such claims or inaccuracies, the equivalent of approximately $160,000 was placed in escrow in a joint account controlled by both the Company's and purchaser's United Kingdom attorneys. Under the terms of the purchase and sale agreement, 50% of the escrow amount was to be released to the Company on the one year anniversary of the sale and 50% released on the third anniversary of the sale, if there were no warranty claims made by the purchaser. No warranty claims have been made by the purchaser and 50% of the funds were released to Datawatch in September 2002 and the remaining 50% in September 2004.

4. RESTRUCTURING AND CENTRALIZATION COSTS

During the fourth quarter of fiscal 2001, the Company approved and completed a corporate-wide restructuring plan in an effort to reduce costs and centralize administrative operations. The restructuring plan resulted in charges of approximately $763,000 for severance benefits and related costs for 42 terminated employees. Of these charges, $377,000 was paid during fiscal 2001 with the balance of $386,000 accrued as of September 30, 2001. Additional amounts of $12,000, $153,000 and $217,000 were paid during fiscal 2004, 2003 and 2002, respectively, leaving a balance of approximately $4,000 accrued as of September 30, 2004. The balance is expected to be fully paid by January 2005.

During the second quarter of fiscal 2002, the Company approved and completed an additional restructuring undertaken to further improve efficiencies and reduce costs, which resulted in restructuring charges of approximately $88,000 for severance benefits and related costs for four terminated employees. These charges were fully paid during fiscal 2002.

During the first quarter of fiscal 2003, the Company approved and completed a restructuring undertaken to reduce costs related to its international operations. In accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company recorded a restructuring charge of approximately $181,000 for severance benefits for five terminated employees and costs resulting from the cancellation of leases and the disposal of fixed assets related to a relocation to smaller facilities. The charges for this restructuring were fully paid in February 2003.

The following table summarizes the restructuring activity related to the above restructurings:

Fiscal 2001 Restructuring Charge	$ 763,000
Cash Payments - Fiscal 2001	(377,000)
Restructuring Reserve as of September 30, 2001	386,000
Fiscal 2002 Restructuring Charge	88,000
Cash Payments - Fiscal 2002	(305,000)
Restructuring Reserve as of September 30, 2002	169,000
Fiscal 2003 Restructuring Charge	181,000
Cash Payments - Fiscal 2003	(334,000)
Restructuring Reserve as of September 30, 2003	16,000
Cash Payments - Fiscal 2004	(12,000)
Restructuring Reserve as of September 30, 2004	$ 4,000

At September 30, 2004 there was an additional accrued severance amount of approximately $1,000, which was not related to restructuring activities.

5. INVENTORIES

Inventories consisted of the following at September 30:

	2004	2003
Materials	$ 46,931	$ 77,127
Finished goods	21,024	28,131
Total	$ 67,955	$ 105,258

6. ACCRUED EXPENSES

Accrued expenses consisted of the following at September 30:

	2004	2003
Accrued salaries and benefits	$ 221,541	$ 135,451
Accrued royalties and commissions	1,165,553	832,941
Accrued professional fees	305,636	178,837
Accrued severance	5,401	19,035
Other	328,699	337,357
Total	$ 2,026,830	$ 1,503,621

7. COMMITMENTS

Leases – The Company leases various facilities, equipment and automobiles in the U.S. and overseas under noncancelable operating leases which expire through 2008. The lease agreements generally provide for the payment of minimum annual rentals, pro-rata share of taxes, and maintenance expenses. Rental expense for all operating leases was $678,677, $766,416 and $810,027 for the years ended September 30, 2004, 2003 and 2002, respectively. Certain of the Company's facility leases include options to renew.

As of September 30, 2004, minimum rental commitments under noncancelable operating leases are as follows:

Year Ending September 30,	
2005	$ 575,991
2006	183,723
2007	21,105
2008	8,794
2009	-
Thereafter	-
Total minimum lease payments	$ 789,613

Royalties – The Company is committed to pay royalties ranging from 7% to 50% on revenue generated by the sale of certain licensed software products. Royalty expense included in cost of software licenses and subscriptions was $1,677,231, $1,583,921 and $1,801,514 for the years ended September 30, 2004, 2003 and 2002, respectively. The Company is not obligated to pay minimum royalty amounts.

Earn-out Royalties – As a result of the acquisition of Mergence (see Note 2), the Company is required to make quarterly cash payments equal to 10% of the revenues, as defined, of Mergence's Researcher product for a period of six years. The Company is not required to pay any minimum amounts unless the Company ceases to compete in the markets, as defined, in which the Researcher product competes. The Company fully intends to continue to compete in these markets.

8. LITIGATION

In May 2004, the Company was served with a charge of discrimination filed with the Massachusetts Commission Against Discrimination (MCAD) by a current employee. In addition to the Company, the employee has named an executive of the Company as well as the employee's former supervisor as defendants. The employee alleges that her former supervisor engaged in sexually harassing conduct. The employee accuses the executive of engaging in retaliation upon learning of the employee's complaint. The complaint was withdrawn from the MCAD in August 2004, with the stated intent of pursuing the claim in Superior Court in the state of Massachusetts. To date, the Company has not been notified of any further filing. Given the early stage and current status of the claim, the Company is unable to predict the ultimate outcome. The Company intends to vigorously defend the claims.

From time to time, the Company receives other claims and may be party to other actions that arise in the normal course of business. Other than as noted above, the Company does not believe the eventual outcome of any other pending matters will have a material effect on the Company's consolidated financial condition or results of operations.

9. FINANCING ARRANGEMENTS

Line of Credit – Until October 29, 2003, the Company maintained a bank line of credit. The credit line contained customary covenants, which required, among other items, that the Company maintain a minimum level of consolidated tangible net worth. In October 2003, the Company decided, based on its positive cash flow during the past two fiscal years and the current level of its cash holdings, it was in the Company's best interest to forego the expense required to continue the line of credit and, therefore, did not renew this line of credit.

Letter of Credit – The Company has an irrevocable standby letter of credit with a bank securing performance of a five-year property lease. The Company has reserved a cash term deposit in the amount of $143,299 to secure the letter of credit. This amount is included as part of restricted cash in the Company's consolidated balance sheets at September 30, 2004 and 2003.

10. INCOME TAXES

Income (loss) from continuing operations before income taxes consists of the following for the years ended September 30:

	2004	2003	2002
Domestic	$ 980,486	$ 1,140,752	$ 1,454,280
Foreign	(22,360)	(288,707)	(607,901)
Total	$ 958,126	$ 852,045	$ 846,379

The (benefit) provision for income taxes consisted of the following for the years ended September 30:

	2004	2003	2002
Current:			
Federal	$ 21,350	$ 5,500	$ -
State	-	-	-
Foreign	-	-	-
	21,350	5,500	-
Deferred:			
Federal	9,000	285,000	445,000
State	171,000	48,500	76,000
Foreign	120,000	(140,500)	(322,000)
Change in valuation allowance	(448,000)	(193,000)	(199,000)
	(148,000)	-	-
Total	$ (126,650)	$ 5,500	$ -

At September 30, 2004, the Company had U.S. federal tax loss carryforwards of approximately $5 million, expiring at various dates through 2020, including $520,000 resulting from the Mergence acquisition undertaken during 2004 which are subject to additional annual limitations as a result of the changes in Mergence's ownership, and had approximately $2 million in state tax loss carryforwards, which commence expiration in 2005. An alternative minimum tax credit of approximately $148,000 is available to offset future regular federal taxes. Research and development credits of approximately $503,000 expire beginning in 2013. In addition, tax loss carryforwards in certain foreign jurisdictions total approximately $6 million.

The components of the Company's net deferred tax assets are as follows at September 30:

	2004	2003
Deferred tax liabilities:		
Depreciation and amortization	$ (141,000)	$ -
Other	-	(183,000)
Prepaid expenses	(37,000)	(121,000)
	(178,000)	(304,000)
Deferred tax assets:		
Net operating loss carryforwards	3,914,000	4,370,000
Research and development credits	503,000	482,000
Accounts and notes receivable reserves	204,000	287,000
Accrued severance	7,000	70,000
Alternative minimum tax credits	148,000	132,000
Depreciation and amortization	-	94,000
Other	85,000	-
	4,861,000	5,435,000
Total	4,683,000	5,131,000
Valuation allowance	(4,683,000)	(5,131,000)
Deferred taxes, net	$ -	$ -

The Company had profitable domestic operations but continued to have operating losses from international operations for the years ended September 30, 2004, 2003 and 2002. This followed significant losses from operations, both domestically and internationally, over several prior years. Accordingly, management does not believe the tax assets are more likely than not to be realized and a full valuation allowance has been provided. The valuation allowance decreased by approximately $448,000 in 2004 and $193,000 in 2003 primarily because the Company maintains a full valuation allowance against the tax assets and such assets decreased primarily as a result of utilization of net operating loss carryforwards in each respective year. In both 2004 and 2003, domestic net operating loss carryforwards decreased as a result of income recorded domestically, partially offset by an increase in international loss carryforwards as a result of operating losses, resulting in an overall decrease in the related asset.

SFAS No. 109, "Accounting for Income Taxes," requires recognition of deferred tax liabilities and deferred tax assets (and related valuation allowances, if necessary) for the deferred tax consequences of differences between the assigned values and the tax bases of the assets and liabilities recognized in a business combination. As Datawatch has deferred tax assets, against which a full valuation allowance has been provided, and the acquisition of Mergence resulted in the recording of a net deferred tax liability, the Company recorded a benefit for income taxes of $148,000 for the recognition of a reduction in the valuation allowance as a result of realizing the benefit of certain of the Company's deferred tax assets resulting from the deferred tax liabilities associated with the Mergence acquisition.

The following table reconciles the Company's tax provision based on its effective tax rate to its tax provision based on the federal statutory rate of 34% for the years ended September 30, 2004, 2003 and 2002:

	2004	2003	2002
Provision at federal statutory rate	$ 326,000	$ 289,000	$ 288,000
State, net of federal impact	113,000	59,500	86,000
Foreign taxes	(137,000)	(150,000)	(166,000)
Valuation allowance released	(448,000)	(193,000)	(199,000)
Other	19,350	-	(9,000)
(Benefit) provision for income taxes	$ (126,650)	$ 5,500	$ -

11. SHAREHOLDERS' EQUITY

Stock Option Plans – The Company's two stock option plans described below provide for granting of options and other stock rights to purchase common stock of the Company to employees, officers, consultants, and directors who are not otherwise employees. The options granted are exercisable as specified at the date of grant and generally expire five to ten years from the date of grant. Generally, options and other stock rights are granted at exercise prices not less than fair market value at the date of the grant.

On October 4, 1996, the Company established the 1996 International Employee Non-Qualified Stock Option Plan (the "1996 International Plan"). Pursuant to this plan, nonqualified options may be granted to any employee or consultant of any of the Company's foreign subsidiaries through October 4, 2006.

On December 10, 1996, the Company established the Datawatch Corporation 1996 Stock Plan (the "1996 Stock Plan"), which provides for the granting of both incentive stock options and nonqualified options, the award of Company common stock, and opportunities to make direct purchases of Company common stock (collectively, "Stock Rights"), as determined by a committee appointed by the Board of Directors. Options pursuant to this plan may be granted through December 10, 2006 and shall vest as specified by this committee.

Selected information regarding the above stock option plans as of and for the year ended September 30, 2004 is as follows:

	Shares	
	Authorized for Grant	Reserved for Future Issuance
1996 International Employee Non-Qualified Stock Option Plan	88,888	10,706
Datawatch Corporation 1996 Stock Plan	1,248,000	145,210
	1,336,888	155,916

The following table is a summary of combined activity for all of the Company's stock option plans:

	Number of Options Outstanding	Weighted-Average Exercise Price
Outstanding, October 1, 2001	500,010	$ 3.63
Granted	402,882	0.90
Canceled	(98,398)	3.46
Exercised	-	-
Outstanding, September 30, 2002	804,494	2.28
Granted	283,334	1.66
Canceled	(100,776)	2.51
Exercised	(39,590)	1.63
Outstanding, September 30, 2003	947,462	2.10
Granted	127,000	3.38
Canceled	(83,712)	3.46
Exercised	(70,780)	1.81
Outstanding, September 30, 2004	919,970	$ 2.17
Exercisable, September 30, 2004	635,934	$ 2.21
Exercisable, September 30, 2003	509,814	$ 2.74
Exercisable, September 30, 2002	381,478	$ 3.55

The following table presents weighted-average price and life information regarding options outstanding and exercisable at September 30, 2004:

Options Outstanding				Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 0.73-1.08	270,914	8	$ 0.75	229,972	$ 0.75
1.27-1.80	357,252	8	1.55	211,680	1.49
2.60-3.38	148,896	7	2.70	81,382	2.71
3.80-5.49	94,822	6	4.78	64,814	4.74
5.76-7.59	40,974	5	6.90	40,974	6.90
9.70	1,778	3	9.70	1,778	9.70
15.89	5,334	2	15.89	5,334	15.89
	919,970	8	$ 2.17	635,934	$ 2.21

Stock-Based Compensation – In November 2001, the Company issued 30,624 shares of common stock with and aggregate fair value of $37,500 to a director for services. The fair value of the stock issued to the director was expensed as the services were provided.

On January 17, 2001, the Company renewed its line of credit agreements with a bank. In connection therewith, the Company issued the bank a warrant to purchase 31,112 shares of the Company's common stock at an exercise price of $1.125 per share. The fair market value of the warrant (determined using the Black-Scholes pricing model and the following assumptions: 116% volatility, 10-year estimated life and 6.2% risk-free interest rate) was determined to be $76,333, which was recorded as an increase in additional paid-in capital and was amortized to interest expense over the one-year renewal period.

On October 30, 2001, the Company again renewed its line of credit agreements with a bank. In connection therewith, the Company issued the bank a warrant to purchase 99,338 shares of the Company's common stock at an exercise price of $0.755 per share. The fair market value of the warrant (determined using the Black-Scholes option-pricing model and the following assumptions: 134.3% volatility, 7-year estimated life and 4.8% risk-free interest rate) was determined to be $76,956, which was recorded as an increase in additional paid-in capital and was amortized to interest expense over the one-year renewal period.

On May 3, 2002 the Company issued 48,996 shares of its common stock to the bank pursuant to the cashless exercise of the bank's warrants as allowed by the underlying agreements. There are no warrants outstanding at September 30, 2004.

There were no issuances of equity instruments to non-employees in fiscal 2004 or 2003.

12. RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan covering substantially all of the Company's full-time domestic employees. Under the provisions of the plan, employees may contribute a portion of their compensation within certain limitations. The Company, at the discretion of the Board of Directors, may make contributions on behalf of its employees under this plan. Such contributions, if any, become fully vested after five years of continuous service. The Company has not made any contributions during 2004, 2003 or 2002.

13. SEGMENT INFORMATION

The following table presents information about the Company's revenue by product lines for the years ended September 30, 2004, 2003 and 2002:

	2004	2003	2002
Desktop (primarily Monarch)	56 %	59 %	59 %
Visual|QSM and Visual|HD	30	29	26
Datawatch|ES (including Datawatch|RMS & iMergence)	14	12	15
	100 %	100 %	100 %

The Company conducts operations in the U.S. and internationally (principally in the United Kingdom). The following table presents information about the Company's continuing geographic operations:

	Domestic	International (Principally U.K.)	Eliminations	Total
Year Ended September 30, 2004				
Total revenue	$ 12,782,198	$ 7,573,558	$ (1,020,610)	$ 19,335,146
Long-lived assets	3,896,946	116,477	-	4,013,423
Year Ended September 30, 2003				
Total revenue	$ 12,014,158	$ 6,745,762	$ (1,047,714)	$ 17,712,206
Long-lived assets	1,544,382	189,209	-	1,733,591
Year Ended September 30, 2002				
Total revenue	$ 12,659,607	$ 7,904,520	$ (1,123,384)	$ 19,440,743
Long-lived assets	1,614,134	436,171	-	2,050,305

The reconciliations of total long-lived assets to the amounts contained in the Company's consolidated financial statements at September 30, 2004 and 2003 are as follows:

	2004***	2003***
Property and equipment, net	$ 433,567	$ 460,906
Capitalized software development costs, net *	428,189	696,861
Acquired software, net *	508,333	-
Patents, net *	138,833	-
Goodwill	1,632,646	-
Restricted cash	268,299	226,514
Trademarks	345,152	285,152
Customer list *	130,000	-
Non -compete agreements *	100,000	-
Long-term notes receivable **	-	25,832
Deposits **	28,404	38,326
Total long-lived assets	$ 4,013,423	$ 1,733,591

* Included in amortizing intangible assets, net in the accompanying consolidated financial statements.
** Included in other assets in the accompanying consolidated financial statements.
*** International amounts are not material.

Export revenue aggregated $3,261,252, $3,292,638 and $4,276,732 in 2004, 2003 and 2002, respectively.

14. QUARTERLY RESULTS (UNAUDITED)

Supplementary Information:

	First	Second	Third	Fourth
Year Ended September 30, 2004:				
Software license and subscription revenue	$ 2,953,896	$ 3,483,773	$ 2,933,547	$ 3,070,451
Maintenance and service revenue	1,453,192	1,710,830	1,775,807	1,953,650
Cost of software licenses and subscriptions	630,093	760,288	590,786	601,460
Cost of maintenance and services	611,677	661,190	681,089	756,606
Expenses	2,854,496	3,363,184	3,317,948	3,581,643
Income from operations	310,822	409,941	119,531	84,392
Net income	323,525	395,563	99,650	266,038
Net income per share - basic	$0.06	$0.08	$0.02	$0.05
Net income per share - diluted	$0.06	$0.07	$0.02	$0.05
Year Ended September 30, 2003:				
Software license and subscription revenue	$ 3,292,881	$ 2,627,221	$ 3,603,543	$ 2,686,212
Maintenance and service revenue	1,208,739	1,480,781	1,497,113	1,315,716
Cost of software licenses and subscriptions	567,029	577,716	774,824	643,831
Cost of maintenance and services	614,357	615,886	563,485	574,828
Expenses	3,298,171	2,968,754	3,066,475	2,620,662
Income (loss) from operations	22,063	(54,354)	695,872	162,607
Net income (loss)	17,035	(50,290)	698,173	181,627
Net income (loss) per share - basic	$0.00	($0.01)	$0.13	$0.03
Net income (loss) per share - diluted	$0.00	($0.01)	$0.13	$0.03

* * * * * *

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

Item 9A. INTERNAL CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

As of a date (the "Evaluation Date") within ninety days prior to the filing date of this Annual Report on Form 10-K, the Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13(a)-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in ensuring that material information relating to the Company (including its consolidated subsidiaries) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that any system of controls is designed to provide reasonable, but not absolute, assurances that the system will achieve its stated goals under all reasonably foreseeable circumstances. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls are effective at a level that provides such reasonable assurances.

(b) Changes in internal controls

There were no changes in the Company's internal controls or, to the knowledge of the Company, in other factors that could significantly affect the Company's internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Directors may be found under the caption "Election of Directors" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004. Such information is incorporated herein by reference. Information with respect to the Company's executive officers may be found under the caption "Executive Officers of the Registrant" appearing in Part I of this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation and Other Information Concerning Directors and Officers" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004 is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Principal Holders of Voting Securities" and "Equity Compensation Plans" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004 is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Transactions" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004 is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Principal Accountant Fees and Services" appearing in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders for the fiscal year ended September 30, 2004 is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following documents are filed as part of this report:

(a) 1. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2004 and 2003
Consolidated Statements of Operations for the Years Ended September 30, 2004, 2003 and 2002
Consolidated Statements of Shareholders' Equity for the Years Ended September 30, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the Years Ended September 30, 2004, 2003 and 2002
Notes to Consolidated Financial Statements

2. Financial Statement Schedule

All schedules are omitted as the required information is not applicable or is included in the financial statements or related notes.

3. List of Exhibits

	Ex. No.	Description
(1)	3.1	Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(7)	3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(1)	3.3	By-Laws, as amended, of the Registrant (Exhibit 3.3)
(1)	4.1	Specimen certificate representing the Common Stock (Exhibit 4.4)
(5)	4.2	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 17, 2001 (Exhibit 4.1)
(7)	4.3	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 30, 2001 (Exhibit 4.3)
(1)	10.1*	1987 Stock Plan (Exhibit 10.7)
(1)	10.2*	Form of Incentive Stock Option Agreement of the Registrant (Exhibit 10.8)
(1)	10.3*	Form of Nonqualified Stock Option Agreement of the Registrant (Exhibit 10.9)
(1)	10.4	Software Development and Marketing Agreement by and between Personics Corporation and Raymond Huger, dated January 19, 1989 (Exhibit 10.12)
(11)	10.5	Option Purchase Agreement by and among Datawatch Corporation, Personics Corporation and Raymond J. Huger dated April 29, 2004. (Exhibit 10.1)
(10)	10.6	Distribution Agreement, dated December 10, 1992, by and between Datawatch Corporation and Ingram Micro Inc. (Exhibit 10.2)
(2)	10.7*	1996 Non-Employee Director Stock Option Plan, as amended on December 10, 1996 (Exhibit 10.30)
(2)	10.8*	1996 International Employee Non-Qualified Stock Option Plan (Exhibit 10.31)
(10)	10.9*	1996 Stock Plan as amended as of March 7, 2003 (Exhibit 10.1)
(3)	10.10	Lease, dated August 31, 2000, by and between Fortune Wakefield, LLC and Datawatch Corporation (Exhibit 10.27)
(4)	10.11	Indemnification Agreement between Datawatch Corporation and James Wood, dated January 12, 2001 (Exhibit 10.1)
(4)	10.12	Indemnification Agreement between Datawatch Corporation and Richard de J. Osborne, dated January 12,2001 (Exhibit 10.2)
(6)	10.13	Form of Indemnification Agreement between Datawatch Corporation and each of its Non-Employee Directors (Exhibit 10.1)
(6)	10.14*	Advisory Agreement, dated April 5, 2001, by and between Datawatch Corporation and Richard de J. Osborne (Exhibit 10.2)
(7)	10.15*	Executive Agreement, dated July 9, 2001, between the Company and Robert W. Hagger (Exhibit 10.24)
(7)	10.16*	Management Transition Agreement, dated July 6, 2001, between the Company and Bruce R. Gardner (Exhibit 10.25)
(8)	10.17*	Executive Agreement, dated December 1, 2001, by and between Datawatch Corporation and Calvin MacKay (Exhibit 10.1)

(9)	10.18*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and Alan R. MacDougall (Exhibit 10.1)
(9)	10.19*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and John Kitchen (Exhibit 10.2)
(9)	10.20*	Professional Services Agreement, dated May 16, 2002, by and between Vested Development Inc. and Datawatch Corporation (Exhibit 10.3)
(12)	10.21	Stock Purchase Agreement among Datawatch Corporation, Mergence Technologies Corporation and the Management Sellers, dated as of August 11, 2004 (Exhibit 2.1).
(12)	10.22	Form of Stock Purchase Agreement among Datawatch Corporation, Mergence Technologies Corporation and the Non-Management Sellers, dated as of August 11, 2004 (Exhibit 2.2)
	21.1	Subsidiaries of the Registrant (filed herewith)
	23.1	Consent of Independent Registered Pubic Accounting Firm (filed herewith)
	31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

* Indicates a management contract or compensatory plan or contract.

(1) Previously filed as an exhibit to Registration Statement 33-46290 on Form S-1 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form S-1).

(2) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(3) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(4) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated February 2, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).

(5) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(6) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(7) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(8) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(9) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(10) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(11) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit is such Form 10.Q).

(12) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated August 20, 2004 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).

(c) Exhibits

The Company hereby files as exhibits to this Annual Report on Form 10-K those exhibits listed in Item 15(a)3 above.

(d) Financial Statement Schedules

The Company hereby files as financial statement schedules to this Annual Report on Form 10-K the Consolidated Financial Statement Schedules listed in Item 15(a)2 above which are attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Datawatch Corporation

Date: December 28, 2004

By: /s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Robert W. Hagger Robert W. Hagger	President, Chief Executive Officer and Director (Principal Executive Officer)	December 28, 2004
/s/ Alan R. MacDougall Alan R. MacDougall	Senior Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	December 28, 2004
/s/ Richard de J. Osborne Richard de J. Osborne	Chairman of the Board	December 28, 2004
/s/ Thomas H. Kelly Thomas H. Kelly	Director	December 28, 2004
/s/ Terry W. Potter Terry W. Potter	Director	December 28, 2004
/s/ David T. Riddiford David T. Riddiford	Director	December 28, 2004
/s/ James Wood James Wood	Director	December 28, 2004

EXHIBIT INDEX

(1)	3.1	Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(7)	3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant (Exhibit 3.2)
(1)	3.3	By-Laws, as amended, of the Registrant (Exhibit 3.3)
(1)	4.1	Specimen certificate representing the Common Stock (Exhibit 4.4)
(5)	4.2	Warrant to Purchase Stock issued to Silicon Valley Bank, dated January 17, 2001 (Exhibit 4.1)
(7)	4.3	Warrant to Purchase Stock issued to Silicon Valley Bank, dated October 30, 2001 (Exhibit 4.3)
(1)	10.1*	1987 Stock Plan (Exhibit 10.7)
(1)	10.2*	Form of Incentive Stock Option Agreement of the Registrant (Exhibit 10.8)
(1)	10.3*	Form of Nonqualified Stock Option Agreement of the Registrant (Exhibit 10.9)
(1)	10.4	Software Development and Marketing Agreement by and between Personics Corporation and Raymond Huger, dated January 19, 1989 (Exhibit 10.12)
(11)	10.5	Option Purchase Agreement by and among Datawatch Corporation, Personics Corporation and Raymond J. Huger dated April 29, 2004. (Exhibit 10.1)
(10)	10.6	Distribution Agreement, dated December 10, 1992, by and between Datawatch Corporation and Ingram Micro Inc. (Exhibit 10.2)
(2)	10.7*	1996 Non-Employee Director Stock Option Plan, as amended on December 10, 1996 (Exhibit 10.30)
(2)	10.8*	1996 International Employee Non-Qualified Stock Option Plan (Exhibit 10.31)
(10)	10.9*	1996 Stock Plan as amended as of March 7, 2003 (Exhibit 10.1)
(3)	10.10	Lease, dated August 31, 2000, by and between Fortune Wakefield, LLC and Datawatch Corporation (Exhibit 10.27)
(4)	10.11	Indemnification Agreement between Datawatch Corporation and James Wood, dated January 12, 2001 (Exhibit 10.1)
(4)	10.12	Indemnification Agreement between Datawatch Corporation and Richard de J. Osborne, dated January 12,2001 (Exhibit 10.2)
(6)	10.13	Form of Indemnification Agreement between Datawatch Corporation and each of its Non-Employee Directors (Exhibit 10.1)
(6)	10.14*	Advisory Agreement, dated April 5, 2001, by and between Datawatch Corporation and Richard de J. Osborne (Exhibit 10.2)
(7)	10.15*	Executive Agreement, dated July 9, 2001, between the Company and Robert W. Hagger (Exhibit 10.24)
(7)	10.16*	Management Transition Agreement, dated July 6, 2001, between the Company and Bruce R. Gardner (Exhibit 10.25)
(8)	10.17*	Executive Agreement, dated December 1, 2001, by and between Datawatch Corporation and Calvin MacKay (Exhibit 10.1)
(9)	10.18*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and Alan R. MacDougall (Exhibit 10.1)
(9)	10.19*	Executive Agreement, dated April 25, 2002, by and between Datawatch Corporation and John Kitchen (Exhibit 10.2)
(9)	10.20*	Professional Services Agreement, dated May 16, 2002, by and between Vested Development Inc. and Datawatch Corporation (Exhibit 10.3)
(12)	10.21	Stock Purchase Agreement among Datawatch Corporation, Mergence Technologies Corporation and the Management Sellers, dated as of August 11, 2004 (Exhibit 2.1).
(12)	10.22	Form of Stock Purchase Agreement among Datawatch Corporation, Mergence Technologies Corporation and the Non-Management Sellers, dated as of August 11, 2004 (Exhibit 2.2)
	21.1	Subsidiaries of the Registrant (filed herewith)
	23.2	Consent of Independent Registered Pubic Accounting Firm (filed herewith)
	31.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	31.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	32.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)
	32.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

* Indicates a management contract or compensatory plan or contract.

(1) Previously filed as an exhibit to Registration Statement 33-46290 on Form S-1 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form S-1).

(2) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(3) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(4) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated February 2, 2001 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).

(5) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(6) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(7) Previously filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-K).

(8) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(9) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(11) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit in such Form 10-Q).

(13) Previously filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference (the number given in parenthesis indicates the corresponding exhibit is such Form 10.Q).

(14) Previously filed as an exhibit to Registrant's Current Report on Form 8-K dated August 20, 2004 and incorporated herein by reference (the number in parenthesis indicates the corresponding exhibit in such Form 8-K).

STOCK AND CORPORATE INFORMATION

QUARTERLY STOCK INFORMATION

The Company's common stock is listed and traded on the NASDAQ SmallCap Market under the symbol DWCH.

The following table sets forth the range of high and low prices during each fiscal quarter of the Company for the fiscal years ended September 30, 2004 and September 30, 2003:

2004	**COMMON STOCK**	
Quarter	High	Low
4th	$4.690	$ 3.010
3rd	6.875	3.910
2nd	5.905	2.815
1st	4.210	2.600

2003	**COMMON STOCK**	
Quarter	High	Low
4th	$ 4.370	$ 1.375
3rd	1.500	1.240
2nd	1.625	1.360
1st	1.820	1.435

There are approximately 140 shareholders of record as of December 22, 2004. The Company believes that the number of beneficial holders of common stock exceeds 2,000. The last reported sale of the Company's common stock on December 22, 2004 was at $5.15.

The Company has not paid any cash dividends and it is anticipated that none will be declared in the foreseeable future. The Company intends to retain future earnings, if any, to provide funds for the operation, development and expansion of its business.

ANNUAL MEETING

The annual shareholders' meeting of Datawatch Corporation will be held on March 11, 2005, at 11:00 a.m. EST, at the offices of Choate, Hall & Stewart LLP, 53 State Street, Boston MA 02109-2804.

FORM 10-K REPORT

A copy of the Company's Form 10-K filed with the SEC may be obtained free of charge by writing to Investor Relations, Datawatch Corporation, 175 Cabot Street, Suite 503, Lowell, MA 01854.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company,
59 Maiden Lane, Plaza Level, New York, NY 10038

GENERAL COUNSEL

Choate, Hall & Stewart LLP
53 State Street, Boston MA 02109-2804

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
200 Berkeley Street, Boston, MA 02116

BOARD OF DIRECTORS

Richard de J. Osborne
Chairman of the Board,
Datawatch Corporation
Director,
Schering-Plough Corporation
Director,
NACCO Industries, Incorporated

Robert W. Hagger
President and Chief Executive Officer,
Datawatch Corporation

Thomas H. Kelly*+ #
Vice President Corporate Business Development,
Schering-Plough Corporation

Dr. Terry W. Potter*+ #
President,
Venture Solutions & Development, Inc.

David T. Riddiford*+ #
General Partner,
PR Venture Management
Director,
Vicor Corporation

James Wood+ #
Retired Chairman of the Board,
The Great Atlantic & Pacific Tea Co.

* Members of the Audit Committee
+ Members of the Compensation and Stock Committee
# Members of the Corporate Governance and Nominating Committee

CORPORATE OFFICERS

Robert W. Hagger
President and Chief Executive Officer

John H. Kitchen III
Senior Vice President of
Desktop and Server Solutions
and Secretary

Alan R. MacDougall (resigned January 10, 2005)
Senior Vice President of Finance,
Chief Financial Officer, Treasurer
and Assistant Secretary

John J. Hulburt
Vice President of Finance,
Chief Financial Officer, Treasurer
and Assistant Secretary

H. Calvin G. MacKay
Senior Vice President for Enterprise Software


DATAWATCH®

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DATAWATCH CORPORATION
175 Cabot Street, Suite 503
Lowell, MA 01854

www.datawatch.com